
Columbia
Columbia
Sportswear Company
2022 Annual Report


WE CONNECT
ACTIVE
PEOPLE
WITH THEIR
PASSIONS
PFG
PERFORMANCE FISHING GEAR
Columbia
SOREL
MOUNTAIN HARDWEAR
prAna



Dear Fellow Shareholders:

(All growth and financial performance comparisons are between full year 2022 and full year 2021, unless otherwise noted)

I'm incredibly proud of the financial performance we delivered in 2022, generating record net sales, while navigating numerous supply chain challenges and a rapidly evolving consumer and geopolitical environment. I'd like to thank our dedicated employees whose tremendous efforts helped us overcome these challenges and enabled our success. I believe these results are proof that our strategies are working and the collective power of our differentiated brand portfolio, financial strength and operating discipline position us to succeed going forward.

Net sales increased 11 percent to a record $3.5 billion in 2022, led by the Columbia and SOREL brands. Net sales growth was broad-based across our geographies, product categories and channels. All four of our reported geographies grew in 2022. By channel, wholesale grew 12 percent and direct-to-consumer ("DTC") grew 9 percent. Apparel, accessories and equipment grew 11 percent, while footwear net sales increased 9 percent. I believe this financial performance could have been even higher, absent supply chain constraints which impacted the timing of deliveries and inventory availability throughout the year.

Gross margin contracted 220 basis points to 49.4 percent of net sales, primarily due to elevated inbound freight costs. Operating margin decreased 310 basis points to 11.3 percent, including $35.6 million in impairment charges related to the prAna brand as a result of our annual fourth quarter impairment testing. Operating margin performance will not always be linear year-to-year and we remain firmly committed to improving operating margin over time. This performance resulted in diluted earnings per share of $4.95, a 7 percent decrease compared to 2021 diluted earnings per share of $5.33.

Including cash, cash equivalents, short-term investments and available committed credit lines, we had approximately $935 million in total liquidity as of December 31, 2022. This included $431 million in cash, cash equivalents and short-term investments, as well as no borrowings. In addition to maintaining a strong balance sheet, we take a disciplined approach to capital allocation. Our top capital allocation priority is investing in organic growth opportunities to drive long-term profitable growth. Our next priority is to return at least 40 percent of free cash flow to shareholders in the form of share repurchases and dividends annually. In 2022, we repurchased 3.2 million shares of common stock for $287 million and paid $75 million in dividends. Over the last 5 years, return of capital to shareholders has far exceeded our annual target. Exiting 2022, our inventory was up 59 percent to $1.0 billion. In 2023, we are focused on profitably reducing our inventory position and aligning it with anticipated demand, which should contribute to robust operating cash flow during the year.

2022 BRAND PERFORMANCE

NET SALES AND GROWTH VS. PRIOR YEAR

TWELVE MONTHS ENDED DECEMBER 31, 2022

$2,864 MILLION

Columbia **+12%**

$347 MILLION


SOREL
+8%

$143 MILLION


prAna
+1%

$110 MILLION


MOUNTAIN
HARD
WEAR
+3%

Columbia

Columbia brand net sales increased 12 percent to $2,864 million in 2022, with growth across all regions, product categories and channels. During the year, we built on the success of our Omni-Heat Infinity launch with an expanded collection for Fall '22. We supported this innovation with a worldwide marketing campaign that focused on how the technology works and why it matters. One campaign featured a partnership with Eagles' star quarterback Jalen Hurts that was featured in several NFL broadcast spots. We also successfully introduced Omni-Heat Helix, our new disruptive polyfleece visible technology. Helix was a small, targeted launch in our DTC business for Fall '22, and we are excited to build on this unique technology in the seasons ahead.

We had several exciting product collaborations during the year. We launched two Star Wars collections, featuring iconic Columbia products like the PFG Tamiami shirt and Omni-Heat Infinity outerwear paired with elements of classic Star Wars comics and The Clone Wars animated series. The Columbia brand also partnered with Kith, a New York-based boutique, to launch an exciting spring collection in select U.S. and international markets. The collection featured Columbia products and technologies,



interpreted through the Kith design lens. The collaboration honored our outdoor heritage while engaging a younger audience. Several of the top styles sold out online within an hour, attesting to the equity of the Columbia brand in that space.

On the marketing front, we recently announced an expanded partnership with Bubba Wallace and 23xi Racing. Columbia will be the primary partner for an increased number of races. Bubba has been a fantastic partner for us and our relationship with NASCAR has helped highlight the Columbia brand to their


Columbia
Columbia
Columbia
NASCAR



fanbase. We look forward to working with Bubba and his crew as we extend this key partnership.

As we look ahead, The Columbia brand's iconic innovation, value proposition and democratic product offering are enabling us to capitalize on the popularity of outdoor activities.


SOREL



SOREL net sales increased 8 percent to $347 million. SOREL's consumer base is passionate about the brand. The SOREL team remains laser-focused on bringing a relentless year-round flow of compelling products to its unstoppable consumer. Growth in 2022 was led by SOREL's year-round styles, including sneakers and sandals. We continue to see a clear path to SOREL becoming a billion-dollar brand on its way to becoming the next global footwear force.

SOREL participated in several product collaborations and partnerships in 2022. For Spring '22, SOREL partnered with L.A. based Alfred Coffee, to create a limited-edition collection. Both SOREL and Alfred keep people moving forward and this collab was designed for those on the go. The collection was inspired by Alfred's two most popular beverages, their world-famous iced vanilla latte & iced matcha latte. SOREL also launched its first partnership with Hypebae. Hypebae showcases today's female leaders within fashion and culture. SOREL and illustrator Langley Fox took over the Hypebae.com homepage to highlight an unstoppable woman and SOREL's Brex collection.

prAna



prAna net sales increased 1 percent to $143 million in 2022. The prAna team remains focused on repositioning the brand in the marketplace to energize growth.

MOUNTAIN HARDWEAR



Mountain Hardwear increased 3 percent to $110 million. The Mountain Hardwear team is keenly focused on solidifying the brand's identity and growing brand awareness.

REGIONAL PERFORMANCE

2022 REGIONAL GROWTH HIGHLIGHTS

NET SALES GROWTH VS. PRIOR YEAR
TWELVE MONTHS ENDED DECEMBER 31, 2022
(GROWTH CONSTANT-CURRENCY AND AS REPORTED)


AS REPORTED ($US)
US
+12%
CANADA
+14%
EMEA
+15%
LAAP
+2%


CONSTANT CURRENCY ($US)
US
+12%
CANADA
+19%
EMEA
+26%
LAAP
+13%

**NON-GAAP MEASURE*

Net sales performance varied by region, reflecting economic and geopolitical uncertainty. Due to the strengthening of the U.S. Dollar, reported net sales growth includes the negative impact of a 460 basis point foreign currency translation headwind.

U.S. net sales increased 12 percent to $2,302 million in 2022, including a low-teens percent increase in wholesale and a low-double-digit percent increase in our DTC business.

International growth remains a top priority. Net sales outside of the U.S. increased 9 percent (19 percent constant-currency) to $1,162 million in 2022 and represented 34 percent of total net sales.

Latin America and Asia Pacific ("LAAP") net sales increased 2 percent (13 percent constant-currency) to $474 million in 2022.

Europe, Middle East and Africa ("EMEA") net sales increased 15 percent (26 percent constant-currency) to $439 million in 2022, with increases in both our Europe-direct and EMEA distributor businesses.

Canada net sales increased 14 percent (19 percent constant-currency) to $249 million in 2022.

Strategic Initiatives

This past September, we hosted our first-ever Investor Day at our headquarters in Portland, Oregon. The purpose of this event was to provide investors with a deep dive into our brand strategies, innovations, and longer-term growth ambitions. As part of this event, we refined our long-term growth strategy to better align with how we manage the business. We remain committed to investing in our strategic priorities to:

- accelerate profitable growth;
- create iconic products that are differentiated, functional and innovative;
- drive brand engagement through increased, focused demand creation investments;
- enhance consumer experiences by investing in capabilities to delight and retain consumers;
- amplify marketplace excellence, with digitally-led, omni-channel, global distribution; and
- empower talent that is driven by our core values, through a diverse and inclusive workforce.

While others are cash constrained and limiting their investment spend amid heightened economic uncertainty, we are using our strong financial position and profitability to strengthen our competitive position. We are planning to selectively open new DTC brick & mortar stores. We are also planning to invest in our U.S. distribution to increase efficiency and expand storage, as well as our digital and supply chain capabilities to support our strategic priorities. On the supply chain side, we are investing in people, processes and systems to improve supply and demand planning, drive inventory efficiency and support growth. To leverage our compelling brand portfolio and to connect with consumers, we remain committed to investing in demand creation to drive consumer awareness and intent to purchase, as well as continue to foster consumer affinity. I believe we have the right strategies in place and are making the right investments to navigate this dynamic environment and unlock the significant long-term growth opportunities we see across the business.

During our Investor Day, we also highlighted three growth accelerators that will fuel our broad-based growth plan over the next 3 years. The first growth accelerator is footwear, with robust growth anticipated across both the SOREL and Columbia brands. The second is international expansion, particularly in our Europe-direct markets, China and Canada. The third is digital commerce, which spans both our owned DTC and our wholesale partners' e-commerce channels. Our growth outlook does not rely on any one element of the business but is a balanced and diversified strategy that is amplified by these accelerators.

In addition to driving returns for our shareholders, we remain committed to our core value of "doing the right thing". I encourage you to review our most recent Environmental, Social and Governance ("ESG") report posted to our website which highlights our strategy and recent accomplishments that we've made empowering people, sustaining places and promoting responsible practices.

Thank you for your continued confidence and support.
Sincerely,



Timothy P. Boyle
Chairman, President and Chief Executive Officer

This letter contains forward-looking statements. Actual results may differ materially from those projected in these forward-looking statements as a result of a number of risks and uncertainties, including those described in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, and subsequent periodic reports, under the heading "Risk Factors."

This letter includes references to constant-currency net sales, which is a non-GAAP financial measure, to provide a framework to assess how the business performed excluding the effects of changes in the exchange rates used to translate net sales generated in foreign currencies into U.S. dollars. We provide a reconciliation of constant-currency net sales to net sales as reported under U.S. GAAP in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.


Columbia
Sportswear Company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_______to_______

Commission file number 000-23939

COLUMBIA SPORTSWEAR COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**93-0498284**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

14375 Northwest Science Park Drive, Portland Oregon 97229

(Address of principal executive offices and zip code)

(503) 985-4000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**COLM**	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, based upon the closing price of the common stock on the last business day of the registrant's most recently completed second fiscal quarter, was $2,349,537,410.

The number of shares outstanding of the registrant's common stock on February 10, 2023 was 62,177,091.

Portions of the registrant's proxy statement related to its 2023 Annual Shareholders' Meeting to be filed subsequently are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the registrant's proxy statement related to its 2023 Annual Shareholders' Meeting shall not be deemed to be part of this report.



TABLE OF CONTENTS



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of federal securities laws. Forward-looking statements often use words such as "will", "anticipate", "estimate", "expect", "should", "may" and other words and terms of similar meaning or reference future dates. Forward-looking statements include any statements related to our expectations regarding the effectiveness of our investments, future performance or market position, including any statements regarding outdoor participation and our addressable consumer base, product price changes, the promotional environment, wholesale trade terms, manufacturing and distribution capacity, inventory levels, shipping timing, consumer spending and preferences, store traffic, freight charges, scale efficiencies, logistics constraints, lease commitments, labor costs, inflationary pressures, foreign currency translation, the geopolitical environment, consumer expectations, the impact of seasonal trends, materiality of legal matters, borrowings, capital expenditures, our short and long-term cash needs and our ability to meet those needs, and maturities of liabilities.

These forward-looking statements, and others we make from time to time expressed in good faith, are believed to have a reasonable basis; however, each forward-looking statement involves risks and uncertainties. Many factors may cause actual results to differ materially from projected results in forward-looking statements, including the risks described in Item 1A of this Annual Report on Form 10-K. Forward-looking statements are inherently less reliable than historical information. Except as required by law, we do not undertake any duty to update forward-looking statements after the date they are made or to conform them to actual results or to changes in circumstances or to reflect changes in events, circumstances or expectations. New factors emerge from time to time and it is not possible for us to predict or assess the effects of all such factors or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.



PART I

ITEM 1. BUSINESS

GENERAL

Founded in 1938 in Portland, Oregon, as a small, family-owned, regional hat distributor and incorporated in Oregon in 1961, Columbia Sportswear Company has grown to become a global leader in designing, developing, marketing, and distributing outdoor, active and lifestyle products, including apparel, footwear, accessories, and equipment.

Unless the context indicates otherwise, the terms "we," "us," "our," "the Company," and "Columbia" refer to Columbia Sportswear Company, together with its wholly owned subsidiaries and entities in which it maintained a controlling financial interest.

BRANDS AND PRODUCTS

We connect active people with their passions by providing them with the products they need to seek inspiration and adventure. We meet the diverse needs of our customers and consumers through our four well-known brands by designing, developing, marketing, and distributing our outdoor, active and lifestyle products, including apparel, footwear, accessories and equipment.

> ***Columbia*® |** Founded in 1938, our Columbia brand's mission is to unlock the outdoors for everyone. Our Columbia brand offers authentic, high-value outdoor apparel, footwear, accessories and equipment products suited for hiking, trail running, snow, and fishing and hunting activities, as well as everyday outdoor activities.
>
> ***SOREL*® |** Acquired in 2000, our SOREL brand's mission is to challenge the status quo by creating unexpected footwear that pushes the boundaries of function-first fashion. Our SOREL brand offers functional and fashionable footwear suited for all seasons.
>
> ***Mountain Hard Wear*® |** Acquired in 2003, our Mountain Hardwear brand's mission is to create performance apparel and equipment to empower outdoor athletes to live boldly. Our Mountain Hardwear brand offers premium apparel, accessories and equipment products designed to meet the high-performance needs of mountaineering, climbing, skiing and snowboarding, trail, and camp enthusiasts.
>
> ***prAna*® |** Acquired in 2014, our prAna brand's mission is to inspire the pursuit of wellness to create a healthier body, mind and planet. Our prAna brand offers apparel, accessories and equipment products for trail, climbing, studio and water based activities.

Across our diverse portfolio of brands, our products have gained recognition for their innovation, quality, value, and performance. Our products incorporate the cumulative design, fabrication, fit, and construction technologies that we have pioneered over several decades and continue to innovate. Our apparel, accessories and equipment products are designed to be used for all seasons, activities and locations. Our footwear products include durable, lightweight hiking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals and shoes for use in water activities, and function-first fashion footwear and casual shoes for lifestyle wear.

SEASONALITY AND VARIABILITY OF BUSINESS

Our business is affected by the general seasonal trends common to the industry, including seasonal weather and discretionary consumer shopping and spending patterns. Our products are marketed on a seasonal basis, and our sales are weighted substantially toward the third and fourth quarters, while our operating costs are more equally distributed throughout the year.



PRODUCT DESIGN AND INNOVATION

We are committed to designing innovative and functional products for consumers who participate in a wide range of outdoor, active and lifestyle activities, enabling them to enjoy those activities longer and in greater comfort. We distinguish our products in the marketplace by placing significant value in the design and fit, including the overall appearance and image, and technical performance features of our products.

Our team of specialists leads both our internal research and development efforts and works closely with independent suppliers to conceive, develop and commercialize innovative technologies and products to provide the unique performance benefits desired by consumers. We utilize our working relationships with specialists in the fields of chemistry, biochemistry, engineering, industrial design, materials research, graphic design, and other related fields, along with consumer insights and feedback, to develop and test innovative performance products, processes, packaging, and displays. These efforts, coupled with our drive for continuous improvement, represent key factors in the ongoing success of our products.

MANUFACTURING AND SOURCING

We seek to substantially limit our invested capital and avoid the costs and risks associated with large production facilities and the associated labor forces; therefore, we do not own, operate or manage manufacturing facilities. The majority of our products are produced by contract manufacturers located outside the United States. We establish and maintain long-term relationships with key manufacturing partners, but generally do not maintain formal long-term manufacturing volume commitments. The use of contract manufacturers maximizes our flexibility and improves our product pricing.

We value legal, ethical and fair treatment of people involved in manufacturing our products. Independent contractors manufacturing our products are subject to our standards of manufacturing practices to facilitate safe and humane working conditions, as well as to promote ethical business practices. We have programs in place to monitor manufacturer practices and assess alignment against these standards.

We maintain seven manufacturing liaison offices in six Asia Pacific countries. Our personnel in these offices monitor production at our contract manufacturers' facilities to ensure our products are manufactured to our specifications.

In 2022, our apparel, accessories and equipment products for our wholesale customers and DTC businesses were manufactured into finished goods in 14 countries. In 2022, finished goods manufacturers in Vietnam, Bangladesh, Indonesia, and India produced approximately 40%, 20%, 15% and 10%, respectively, of these products. Five of the largest contract finished goods manufacturers account for approximately 30% of our apparel, accessories and equipment production, with the largest manufacturer accounting for approximately 10%.

In 2022, our footwear products for our wholesale customer and DTC businesses were manufactured into finished goods in six countries. In 2022, finished goods manufacturers in Vietnam and China produced approximately 70% and 20%, respectively, of these products. Five of the largest contract finished goods manufacturers account for approximately 65% of our footwear production, with the largest manufacturer accounting for approximately 20% and two manufacturers accounting for approximately 15% each.

Raw materials for the finished goods manufacturing of our apparel, accessories, equipment, and footwear products are primarily sourced from Asia and are purchased directly by our contract manufacturers.

MARKETING

Our portfolio of brands enables us to target a wide range of consumers with differentiated products. Our marketing supports and enhances our competitive position in the marketplace, drives alignment through seasonal initiatives, builds brand equity, raises brand relevance and awareness, infuses our brands with excitement, and, most importantly, stimulates consumer demand for our products.



Our integrated marketing efforts deliver consistent messages about the performance benefits, features and styles of our products within each of our brands and their target consumers. We utilize a variety of means to deliver our marketing messages, including digital marketing, social media interactions, television and print publications, experiential events, brand ambassadors, enhanced product store displays, and consumer focused public relations efforts. In addition, we reinforce our brands' marketing messages with our key wholesale customers by utilizing digital platforms, television, print and advertising campaigns, as well as in-store branded visual merchandising display tools and favorable product presentation.

We operate branded e-commerce and marketing sites and maintain an active presence on a variety of global social media platforms. We authorize and encourage our international distributors to connect with consumers by operating e-commerce and marketing sites and maintaining a presence on social media platforms. Digital marketing and social media engagement increase our ability to build strong emotional connections with consumers through consistent, brand-enhancing content. Our digital media connects our consumers to brand content and products, while facilitating their direct product purchases or directing them to nearby retail locations.

SALES AND DISTRIBUTION

We sell our products in approximately 90 countries and operate in four geographic segments: United States ("U.S."), Latin America and Asia Pacific ("LAAP"), Europe, Middle East and Africa ("EMEA"), and Canada. Each geographic segment operates predominantly in one industry: the design, development, marketing, and distribution of outdoor, active and lifestyle apparel, footwear, accessories, and equipment products.

We sell our products through a mix of distribution channels. Our wholesale distribution channel consists of small, independently operated specialty outdoor and sporting goods stores, regional, national and international sporting goods chains, large regional, national and international department store chains, internet retailers, and international distributors where we generally do not have our own direct operations. Our direct-to-consumer ("DTC") distribution channel consists of our own network of branded and outlet retail stores, brand-specific e-commerce sites, and concession or franchise based arrangements with third-parties at branded, outlet and shop-in-shop retail locations in the LAAP and EMEA regions. In addition, we earn revenue through licensing certain of our trademarks across a range of apparel, accessories, equipment, footwear, and home products.

U.S.

U.S. is our largest segment and provides apparel, accessories and equipment products through our Columbia, Mountain Hardwear, and prAna brands and footwear products through our Columbia and SOREL brands. These products are sold by our U.S. wholesale and DTC businesses. We have nearly 2,000 wholesale customers in the U.S. In 2022, our three largest U.S. wholesale customers accounted for approximately 15% of U.S. net sales, and were less than 10% individually. As of December 31, 2022, we directly operated 156 retail stores.

We distribute the majority of our U.S. products from distribution centers that we own and operate in Portland, Oregon and Robards, Kentucky, as well as through third-party logistics companies that operate distribution centers in Louisville, Kentucky and other facilities located near United States ports. We also arrange to have products directly shipped from contract manufacturers to wholesale customer-designated facilities in the United States.

LAAP

LAAP provides apparel, accessories and equipment products through our Columbia, Mountain Hardwear and prAna brands and footwear products through our Columbia and SOREL brands. These products are sold by our wholly-owned subsidiaries in Japan, Korea and China, and through distributors in other LAAP markets. We have nearly 300 wholesale customers, including distributors, in LAAP. In 2022, our four largest LAAP wholesale customers accounted for approximately 10% of LAAP net sales, and were less than 10% individually. As of December 31, 2022, we directly operated 257 retail stores, and maintained 31 concession and 62 franchise based arrangements with third-parties.

We distribute LAAP products through third-party logistics companies that operate distribution centers near Tokyo, Seoul, and Shanghai for our Japan, Korea and China businesses, respectively. The vast majority of our products sold to LAAP distributors are shipped directly to the distributors from the contract manufacturers from which we source our products.



EMEA

EMEA provides apparel, accessories and equipment products through our Columbia, Mountain Hardwear and prAna brands and footwear products through our Columbia and SOREL brands. These products are sold by our Europe-direct and EMEA distributor businesses. We have nearly 3,550 wholesale customers, including distributors, in EMEA. In 2022, our largest EMEA wholesale customer accounted for approximately 12% of EMEA net sales. As of December 31, 2022, we directly operated 25 retail stores and maintained 23 concession-based arrangements with third-parties.

We distribute the majority of EMEA products from a distribution center that we own and operate in France for our Europe-direct business. The vast majority of our products sold to EMEA distributors are shipped directly to the distributors from the contract manufacturers from which we source our products.

CANADA

Canada provides apparel, accessories and equipment products through our Columbia, Mountain Hardwear and prAna brands and footwear products through our Columbia and SOREL brands. These products are sold by our Canada wholesale and DTC businesses. We have over 550 wholesale customers in Canada. In 2022, our two largest Canada wholesale customers accounted for approximately 25% of Canada net sales, and were approximately 15% and 10% individually. As of December 31, 2022, we directly operated 11 retail stores.

We distribute the majority of Canada products from a distribution center that we own and operate in the province of Ontario in Canada.

See Part II, Item 7 and Item 8 in this Annual Report on Form 10-K for further discussion regarding our reportable segments.

INTELLECTUAL PROPERTY

Our trademarks create a market for our products, identify our company and differentiate our products from competitors' products. We own many trademarks, including Columbia Sportswear Company®, Columbia®, SOREL®, Mountain Hard Wear®, prAna®, the Columbia diamond shaped logo, the Mountain Hardwear nut logo, the SOREL polar bear logo, and the prAna sitting pose logo, as well as many other trademarks relating to our brands, products, styles, and technologies.

Our design and utility patents describe the technologies, processes and designs incorporated into many of our most important products. We file applications for United States and foreign patents to protect inventions, designs and enhancements that we deem to have commercial value. We have design and utility patents, which expire at various times, as well as pending patent applications in the United States and other countries.

We vigorously protect these proprietary rights against counterfeit reproductions and other infringing activities.

COMPETITION

The markets for outdoor, active and lifestyle apparel, footwear, accessories, and equipment products are highly competitive and we face significant competition from numerous companies. Our competition includes large companies with significant financial, marketing and operational resources, small companies with limited resources but deep entrenchment in their local markets, and other branded competitors. We also face competition from our wholesale customers who, under their own private brand names, produce and distribute similar products to our target consumers through their own retail stores and e-commerce businesses. We identify our primary competitive factors in the markets for outdoor, active and lifestyle products to be brand strength, product innovation, design, functionality, durability, and price, as well as effective marketing and delivery of product in alignment with consumer expectations.



GOVERNMENT REGULATION

As a company with global operations, we are, and our products are, subject to the laws of the United States and multiple foreign jurisdictions in which we operate and the rules and regulations of various governing bodies, which may differ among jurisdictions, including laws and regulations concerning product safety, environmental standards, trade, information security, privacy, labor and employment, health, marketing, competition, and safety.

See Item 1A of this Annual Report on Form 10-K for more information of risks relating to these laws, rules, and regulations.

SUSTAINABILITY

Our sustainability strategy is to sustain active lifestyles through investing in initiatives that have a positive impact on the people we reach, the places we touch and the products we make through:

- empowering people;
- sustaining places; and
- maintaining responsible practices.

Each of our four brands focuses on impacts that are unique to their positioning within this strategy.

Detailed information regarding our (and our brands') corporate responsibility priorities and progress can be found in our latest "Environmental, Social and Governance Report" at http://columbia.com/corporate-responsibility.

HUMAN CAPITAL

We believe that attracting and retaining talent strengthens our enterprise. As part of these efforts, we strive to offer a competitive compensation and benefits program and promote employee well-being.

As of December 31, 2022, our employee workforce of approximately 9,450 employees consisted of approximately 5,040 full-time and part-time retail employees, 1,270 distribution center employees and 3,140 corporate and/or office employees. From December 31, 2021 to December 31, 2022, we had an overall employee turnover rate of approximately 62%, impacted by approximately 89% and 85% turnover rates in our distribution and retail employee base, respectively. Approximately 28% of our workforce was located outside of the United States as of December 31, 2022.

Compensation and Benefits

Our compensation plans aim to reward performance. We offer competitive wages and, to align the interest of our management with those of our shareholders, shares of our common stock through a stock incentive plan. Globally, we offer employees affordable, competitive and comprehensive benefit programs. In the United States, for our largest employee base, we sponsor comprehensive medical, dental, vision and health savings or flexible spending account plans. We also provide 401(k) plan matching of employee contributions, paid time off, an employee assistance plan, life insurance, and short-term and long-term disability insurance.

Diversity, Equity and Inclusion

A Diversity, Equity and Inclusion Leadership Team was formed in 2020 to focus on diversity, equity, and inclusivity in the workplace. This team focuses on supporting strategies and efforts in the following categories: listening and learning, diversifying talent, creating and sponsoring opportunities, and being a force for good.

As of December 31, 2022, our global workforce was self-disclosed as 55% female, 42% male, less than 1% non-binary and 2% undisclosed or chose not to identify. In the United States, the self-disclosed ethnicity of our workforce, including retail and distribution employees, was 59% White, 21% Hispanic or Latino, 7% Asian, 7% Black, less than 1% American Indian or Alaskan



Native, less than 1% Native Hawaiian or other Pacific Islander, 3% two or more races and 2% undisclosed or chose not to identify.

Employee Well-Being

We align our employee programs to the five elements of well-being: physical health, career, social and emotional health, financial, and community.

For more information on our efforts to support our workforce, see our "Environmental, Social and Governance Report" at http://columbia.com/corporate-responsibility.

AVAILABLE INFORMATION

We make available free of charge on or through the investor relations section on our website at http://investor.columbia.com/sec-filings our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file these materials with the Securities and Exchange Commission ("SEC").

The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference in this annual report unless expressly noted.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth information about our executive officers. All information is as of the date of the filing of this report.

Name	Age	Position
Timothy P. Boyle	73	Chairman, President and Chief Executive Officer
Joseph P. Boyle	42	Executive Vice President, Columbia Brand President
Peter J. Bragdon	60	Executive Vice President, Chief Administrative Officer and General Counsel
Lisa A. Kulok	57	Executive Vice President, Chief Supply Chain Officer
Richelle T. Luther	54	Executive Vice President, Corporate Affairs and Chief Human Resources Officer
Skip Potter	51	Executive Vice President, Chief Digital Information Officer
Tim Sheerin	58	Senior Vice President, Global Wholesale
Jim A. Swanson	48	Executive Vice President, Chief Financial Officer
Craig Zanon	63	Senior Vice President, Emerging Brands

Timothy P. Boyle joined the Company in 1971 as General Manager, served as the Company's President from 1988 to 2015 and reassumed the role in 2017. Mr. Boyle has served as Chief Executive Officer since 1988. He has served as a member of the Board of Directors since 1978, and as Interim Chairman of the Board of Directors from November 2019 until his appointment as Chairman of the Board of Directors in January 2020. Mr. Boyle is also a member of the Board of Directors of Northwest Natural Holding Company (NYSE: NWN), and its subsidiary, Northwest Natural Gas Company. Mr. Boyle is a third-generation member of the Company's founding Boyle family, the father of Joseph P. Boyle, and the son of Gertrude Boyle, who served as the Chairman of the Board of Directors from 1970 until her death in 2019.

Joseph P. Boyle joined the Company in 2005 and has served in numerous roles of increasing leadership and responsibility, including General Merchandising Manager of Outerwear, Accessories, Equipment, Collegiate and Licensing, Vice President of Apparel Merchandising, and Senior Vice President of Columbia Brand Merchandising & Design. He was promoted to Executive Vice President, Columbia Brand President in 2017. Prior to joining the Company, Mr. Boyle served in a business development role for Robert Trent Jones II Golf Course Architects. Mr. Boyle is a fourth-generation member of the Company's founding Boyle family, and the son of Timothy P. Boyle.

Peter J. Bragdon joined the Company in 1999 and served as Senior Counsel and Director of Intellectual Property until January 2003. From 2003 to 2004, Mr. Bragdon served as Chief of Staff in the Oregon Governor's office. Mr. Bragdon returned to Columbia in 2004 as Vice President, General Counsel and Secretary, was named Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary in 2010 and Executive Vice President, Chief Administrative Officer, General Counsel and Secretary in 2015. In 2017, he assumed oversight of the Company's international distributor business. Prior to joining the Company, Mr. Bragdon served as an attorney in the corporate securities and finance group at Stoel Rives LLP, and Special Assistant Attorney General for the Oregon Department of Justice.

Lisa A. Kulok joined the Company in 2008 as Senior Director of Global Planning. She was promoted to Senior Vice President of Global Supply Chain Operations in 2015, was named Senior Vice President of Global Supply Chain Operations and Manufacturing in July 2020 and Executive Vice President, Chief Supply Chain Officer in November 2020. Prior to joining the Company, Ms. Kulok held various leadership positions at Nike, Inc., including USA Apparel Marketplace Planning Director and Director of Regional Planning.

Richelle T. Luther joined the Company in 2008 as Deputy General Counsel. She was appointed Senior Vice President & Chief Human Resource Officer in September 2015 and named Executive Vice President, Corporate Affairs and Chief Human Resources Officer in January 2023. Prior to joining the Company, she served at Northwest Natural Gas from 2002 to 2008, most recently as Corporate Secretary and Chief Governance Officer, and was an attorney at Stoel Rives LLP from 1997 to 2002.

Skip Potter joined the Company in 2021 as Executive Vice President, Chief Digital Information Officer. Prior to joining the Company, Mr. Potter held various leadership positions, including Chief Technology Officer and Managing Vice President of Engineering with Nike, Inc., as well as Vice President of Technology Innovation with Capital One, and CIO/CTO for British Telecommunication's Enterprise Group.

Tim Sheerin joined the Company in January 2021 as Senior Vice President, US Wholesale Sales. He was promoted to Senior Vice President, Global Wholesale in October 2021. Prior to joining the Company, Mr. Sheerin held various leadership positions at Nike, Inc., including Vice President, North America Sales, Vice President of Global Sales, Nike Sportswear and Managing Director/General Manager of Nike Korea.

Jim A. Swanson joined the Company in 2003 and has served in numerous roles of increasing responsibility during his tenure, being named Vice President of Finance in 2015 and promoted to Senior Vice President, Chief Financial Officer in 2017 and to Executive Vice President and Chief Financial Officer in 2020. Prior to joining the Company, Mr. Swanson served in a variety of financial planning and analysis, tax, and accounting roles, including senior financial analyst at Freightliner Corporation and at Tality Corporation, and as a senior tax and business advisory associate at Arthur Andersen.

Craig Zanon joined the Company in 2021 as Senior Vice President, Emerging Brands. Prior to joining the Company, Mr. Zanon spent more than 20 years with Nike, Inc. and held various leadership roles, including Vice President and General Manager of Global Basketball, as well as Vice President of U.S. Footwear and General Manager for the Americas.



Item 1A. RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition, results of operations, or cash flows may be materially adversely affected by these and other risks. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

CHANGES IN PRODUCT DEMAND CAN ADVERSELY AFFECT OUR FINANCIAL RESULTS

We are Subject to a Number of Risks Which May Adversely Affect Consumer and/or Wholesale Customer Demand for Our Products and Lead to a Decline in Sales and/or Earnings.

These risks include, but are not limited to:

- Volatile Economic Conditions. We are a consumer products company and are highly dependent on consumer discretionary spending. Consumer discretionary spending behavior is inherently unpredictable. Consumer demand, and related wholesale customer demand, for our products may not support our sales targets, or may decline, especially during periods of heightened economic uncertainty in our key markets.
- Highly Competitive Markets. In each of our geographic markets, we face significant competition from global and regional branded apparel, footwear, accessories, and equipment companies. Retailers who are our wholesale customers often pose a significant competitive threat by designing, marketing and distributing apparel, footwear, accessories, and equipment under their own private labels. We also experience direct competition in our DTC business from retailers that are our wholesale customers. This is true in particular in the digital marketplace, where increased consumer expectations and competitive pressure related to various aspects of our e-commerce business, including speed of product delivery, shipping charges, return privileges, and other evolving expectations are key factors.
- Consumer Preferences and Fashion/Product Trends. Changes in consumer preferences, consumer interest in outdoor activities, and fashion/product trends may have a material adverse effect on our business. We also face risks because our success depends on our and our customers' abilities to anticipate consumer preferences and our ability to respond to changes in a timely manner. Product development and/or production lead times for many of our products may make it more difficult for us to respond rapidly to new or changing fashion/product trends or consumer preferences.
- Brand Images. Our brands have wide recognition, and our success has been due in large part to our ability to maintain, enhance and protect our brand image and reputation and our consumers' and customers' connection to our brands. Our continued success depends in part on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media and online dissemination of advertising campaigns. In addition, consumer and customer sentiment could be shaped by our sustainability policies and related design, sourcing and operational decisions.
- Weather Conditions, Including Global Climate Change Trends. Our sales are affected by weather conditions. Our DTC sales are dependent in part on the weather and our DTC sales growth is likely to be adversely impacted or may even decline in years in which weather conditions do not stimulate demand for our products. Unseasonably warm weather also impacts future sales to our wholesale customers, who may hold inventory into subsequent seasons in response to unseasonably warm weather. Our results may be negatively impacted if management is not able to adjust expenses in a timely manner in response to unfavorable weather conditions and the resulting impact on consumer and customer demand. The magnitude by which global weather patterns trend warmer will influence the extent to which consumer and customer demand for our outerwear products will be negatively affected.
- Shifts in Retail Traffic Patterns. Shifts in consumer purchasing patterns, including the growth of e-commerce and large one-stop digital marketplaces, e-commerce off-price retailing and online comparison shopping, in our key markets may have an adverse effect on our DTC operations and the financial health of certain of our wholesale customers, some of whom may reduce their brick and mortar store fleet, file for protection under bankruptcy laws, restructure, or cease operations. These related business impacts have already occurred at certain of our wholesale customers. We face increased risk of order reduction and cancellation when dealing with financially ailing wholesale customers. We also extend credit to our wholesale customers based on an assessment of the wholesale customer's financial condition,

generally without requiring collateral. We may choose (and have chosen in the past) to limit our credit risk by reducing our level of business with wholesale customers experiencing financial difficulties and may not be able to replace those revenues with other customers or through our DTC businesses within a reasonable period or at all.

- Innovation. To distinguish our products in the marketplace and achieve commercial success, we rely on product innovations, including new or exclusive technologies, inventive and appealing design or other differentiating features. If we fail to introduce innovative products that appeal to consumers and customers, we could suffer reputational damage to our brands and demand for our products could decline.

Our Orders from Wholesale Customers are Subject to Cancellation, Which Could Lead to a Decline in Sales or Gross Profit, Write-downs of Excess Inventory, Increased Discounts or Extended Credit Terms to Our Wholesale Customers.

We do not have long-term contracts with any of our wholesale customers. We do have contracts with our independent international distributors; although these contracts may have annual purchase minimums that must be met in order to retain distribution rights, the distributors are not otherwise obligated to purchase products from us. Sales to our wholesale customers (other than our international distributors) are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling prior to shipment of orders. We place the majority of our orders for products with our contract manufacturers for our wholesale customers based on these advance orders. We consider the timing of delivery dates in our wholesale customer orders when we forecast our sales and earnings for future periods. If any of our major wholesale customers experience a significant downturn in business or fail to remain committed to our products or brands, or if we are unable to deliver products to our wholesale customer in the agreed upon manner or reach mutually agreeable accommodations, these customers could postpone, reduce, cancel, or discontinue purchases from us, including after we have begun production on any order, or seek to impose chargebacks.

Our Inability to Accurately Predict Consumer and/or Customer Demand for Our Products Could Lead to a Build-up of Inventory or a Lack of Inventory and Affect Our Gross Margin.

We have implemented key strategic initiatives designed to improve the efficiency of our supply chain, such as spreading out the production of our products over time, which may lead to the build-up of inventory well in advance of the selling seasons for such products. Additionally, we place orders for our products with our contract manufacturers in advance of the related selling season and, as a result, are vulnerable to changes in consumer and/or customer demand for our products. Therefore, we must accurately forecast consumer and/or customer demand for our products well in advance of the selling season. We are subject to numerous risks relating to consumer and/or customer demand (see “We are Subject to a Number of Risks Which May Adversely Affect Consumer and/or Customer Demand for our Products and Lead to a Decline in Sales and/or Earnings” and “Our Orders from Wholesale Customers are Subject to Cancellation, Which Could Lead to a Decline in Sales or Gross Profit, Write-downs of Excess Inventory, Increased Discounts or Extended Credit Terms to Our Wholesale Customers” for additional information). Our ability to accurately predict consumer and/or customer demand well in advance of the selling season for our products is impacted by these risks, as well as our reliance on manual processes and judgments that are subject to human error. These risks are heightened during periods of macroeconomic and geopolitical volatility, such as we are currently experiencing.

Our failure to accurately forecast consumer and/or customer demand could result in inventory levels in excess of demand (as currently is the case), which may cause inventory write-downs and/or the sale of excess inventory at discounted prices through our owned outlet stores or third-party liquidation channels and could have a material adverse effect on our brand image and gross margin. In addition, we are experiencing and may continue to experience additional costs relating to the storage of excess inventory.

Conversely, if we underestimate consumer and/or customer demand for our products or if our contract manufacturers or third-party logistics providers are unable to supply or deliver products when we need them, we may experience inventory shortages, which may prevent us from fulfilling product orders resulting in lost sales, delay shipments of product, negatively affect our wholesale customer and consumer relationships, result in increased costs to expedite production and delivery, or diminish our ability to build brand loyalty.



WE ARE SUBJECT TO VARIOUS RISKS IN OUR SUPPLY CHAIN

Our Reliance on Contract Manufacturers, Including Our Ability to Enter Into Purchase Order Commitments with Them and Maintain Quality Standards of Our Products and Standards of Manufacturing Processes at Contract Manufacturers, May Result in Lost Sales and Impact our Gross Margin and Results of Operations.

Our products are manufactured by contract manufacturers worldwide, primarily in the Asia Pacific region. Although we enter into purchase order commitments with these contract manufacturers each season, we generally do not maintain long-term manufacturing commitments with them, and various factors could interfere with our ability to source our products. Without long-term commitments, there is no assurance that we will be able to secure adequate or timely production capacity and our competitors may obtain production capacities that effectively limit or eliminate the availability of our contract manufacturers. If we are unable to obtain necessary production capacities, we may be unable to meet consumer demand, resulting in lost sales.

In addition, contract manufacturers may fail to perform as expected. If a contract manufacturer fails to ship orders in a timely manner (as was the case throughout 2022), we could experience supply disruptions that result in missed delivery deadlines, which may cause our customers to cancel their orders, refuse to accept deliveries or demand a reduction in purchase price or cause us to incur additional freight costs.

Reliance on contract manufacturers also creates quality control risks. Contract manufacturers may need to use sub-contracted manufacturers to fulfill our orders, which could result in compromised quality of our products. A failure in our quality control program, or a failure of our contract manufacturers or their subcontractors to meet our quality control standards, may result in diminished product quality, which in turn could result in increased order cancellations, price concessions, product returns, decreased consumer and customer demand for our products, non-compliance with our product standards or regulatory requirements, or product recalls or other regulatory actions.

We impose standards of manufacturing practices on our contract manufacturers for the benefit of workers and require compliance with our restricted substances list and product safety and other applicable laws, including environmental, health and safety and forced labor laws. We also require that our contract manufacturers impose these practices, standards and laws on their subcontractors. If a contract manufacturer or subcontractor violates labor or other laws or engages in practices that are not generally accepted as safe or ethical, we may experience production disruptions, lost sales or significant negative publicity that could result in long-term damage to our reputation. In some circumstances, parties may assert that we are liable for our contract manufacturers' or subcontractors' labor and operational practices, which could have a material adverse effect on our brand image, results of operations and our financial condition.

Volatility in the Availability of and Prices for Raw Materials We Use in Our Products Could Have a Material Adverse Effect on Our Revenues, Costs, Gross Margins and Profitability.

Our products are derived from raw materials that are subject to both disruptions to supply availability and price volatility. If there are supply disruptions or price increases for raw materials we use in our products (as is currently the case) and we are unable to obtain sufficient raw materials to meet production needs or offset rising costs by increasing the price of our products or achieving efficiency improvements, we could experience negative impacts to our sales and profitability.

For Certain Materials We Depend on a Limited Number of Suppliers, Which May Cause Increased Costs or Production Delays.

As an innovative company, some of our materials are highly technical and/or proprietary and may be available from only one source or a very limited number of sources. As a result, from time to time, we may have difficulty satisfying our material requirements. Although we believe that we can identify and qualify additional contract manufacturers to produce or supply these materials or alternative materials as necessary, there are no guarantees that additional contract manufacturers will be available. In addition, depending on the timing, any changes in sources or materials may result in increased costs or production delays.



Our Success Depends on Third-Party Logistics Providers and Our and Third-Party Distribution Facilities.

The majority of our products are manufactured outside of our principal sales markets, which requires these products to be consolidated and transported, sometimes over large geographical distances. A small number of third-party logistics providers currently consolidate, deconsolidate and/or transload almost all of our products. Any disruption in the operations of these providers or changes to the costs they charge, due to capacity constraints, volatile fuel prices or otherwise, could materially impact our sales and profitability. A prolonged disruption in the operations of these providers could also require us to seek alternative distribution arrangements, which may not be available on attractive terms and could lead to delays in distribution of products, either of which could have a significant and material adverse effect on our business, results of operations and financial condition.
In addition, the ability to move products over larger geographical distances could be constrained by ocean, air and trucking cargo capacity, or disrupted by limitations at ports or borders. These constraints and disruptions could hinder our ability to satisfy demand through our wholesale and DTC businesses, and we may miss delivery deadlines, which may cause our customers to cancel their orders, refuse to accept deliveries or demand a reduction in purchase price. In addition, increases in distribution costs, including but not limited to freight costs, could adversely affect our costs, which we may not be able to offset through price increases or decreased promotions.

We receive our products from third-party logistics providers at our owned distribution centers in the United States, Canada and France. The fixed costs associated with owning, operating and maintaining such distribution centers during a period of economic weakness or declining sales can result in lower operating efficiencies, financial deleverage and potential impairment in the recorded value of distribution assets.

We also receive and distribute our products through third-party operated distribution facilities internationally and domestically. We depend on these third-parties to manage the operation of their distribution facilities as necessary to meet our business needs. If the third-parties fail to manage these responsibilities, our international and domestic distribution operations could face significant disruptions.

Our ability to meet consumer and customer expectations, manage inventory, complete sales, and achieve our objectives for operating efficiencies depends on the proper operation of our existing distribution facilities, as well as the facilities of third-parties, the development or expansion of additional distribution capabilities and services, and the timely performance of services by third-parties, including those involved in moving products to and from our distribution facilities and facilities operated by third-parties. The uneven flow of inventory receipts during peak times at our distribution centers may cause us to miss delivery deadlines, as we work through inventory, which in turn may cause our customers to cancel their orders, refuse to accept deliveries or demand a reduction in purchase price.

OUR INVESTMENT IN STRATEGIC PRIORITIES EXPOSES US TO CERTAIN RISKS

We May Be Unable to Execute Our Strategic Priorities, Which Could Limit Our Ability to Invest in and Grow Our Business.

Our strategic priorities are to drive brand awareness and sales growth through increased, focused demand creation investments, enhance consumer experience and digital capabilities in all of our channels and geographies, expand and improve global DTC operations with supporting processes and systems and invest in our people and optimize our organization across our portfolio of brands.

To implement our strategic priorities, we must continue to, among other things, modify and fund various aspects of our business, effectively prioritize our initiatives and execute effective change management. These efforts, coupled with a continuous focus on expense discipline, may place strain on internal resources, and we may have operating difficulties as a result.

Our strategic priorities also generally involve increased expenditures, which could cause our profitability or operating margin to decline if we are unable to offset our increased spending with increased sales or gross profit or comparable reductions in other operating costs. This could result in a decision to delay, modify, or terminate certain initiatives related to our strategic priorities.



Initiatives to Upgrade Our Business Processes and Information Technology Systems to Optimize Our Operational and Financial Performance Involve Many Risks Which Could Result in, Among Other Things, Business Interruptions, Higher Costs and Lost Profits.

We regularly implement business process improvement and information technology initiatives intended to optimize our operational and financial performance. Transitioning to these new or upgraded processes and systems requires significant capital investments and personnel resources. Implementation is also highly dependent on the coordination of numerous employees, contractors and software and system providers. The interdependence of these processes and systems is a significant risk to the successful completion and continued refinement of these initiatives, and the failure of any aspect could have a material adverse effect on the functionality of our overall business. We may also experience difficulties in implementing or operating our new or upgraded business processes or information technology systems, including, but not limited to, ineffective or inefficient operations, significant system failures, system outages, delayed implementation and loss of system availability, which could lead to increased implementation and/or operational costs, loss or corruption of data, delayed shipments, excess inventory and interruptions of operations resulting in lost sales and/or profits.

We May Not Realize Returns on Our Fixed Cost Investments in Our DTC Business Operations.

We continue to make investments in our digital capabilities and our DTC operations, including new stores. (See “Initiatives to Upgrade Our Business Processes and Information Technology Systems to Optimize Our Operational and Financial Performance Involve Many Risks Which Could Result in, Among Other Things, Business Interruptions, Higher Costs and Lost Profits”). Since many of the costs of our DTC operations are fixed, we may be unable to reduce expenses in order to avoid losses or negative cash flows if we have insufficient sales, including as a result of restrictions on operations. We may not be able to exit DTC brick and mortar locations and related leases at all or without significant cost or loss, renegotiate the terms thereof, or effectively manage the profitability of our existing brick and mortar stores. In addition, obtaining real estate and effectively renewing real estate leases for our DTC brick and mortar operations is subject to the real estate market and we may not be able to secure adequate new locations or successfully renew leases for existing locations.

WE ARE SUBJECT TO CERTAIN INFORMATION TECHNOLOGY RISKS

We Rely on Information Technology Systems, including Third-Party Cloud-based Solutions, and Any Failure of These Systems May Result in Disruptions or Outages in Our E-Commerce and In-Store Retail Platforms, Loss of Processing Capabilities, and/or Loss of Data, Any of Which May Have a Material Adverse Effect on Our Financial Condition, Results of Operations or Cash Flow.

Our reputation and ability to attract, retain and serve consumers and customers is dependent upon the reliable performance of our underlying technology infrastructure and external service providers, including third-party cloud-based solutions. These systems are vulnerable to damage or interruption and we have experienced interruptions in the past. We rely on cloud-based solutions furnished by third-parties primarily to allocate resources, pay vendors, collect from customers, manage loyalty programs, process transactions, develop demand and supply plans, manage product design, production, transportation, and distribution, forecast and report operating results, meet regulatory requirements and administer employee payroll and benefits, among other functions. In addition, our DTC operations, both in-store and online, rely on cloud-based solutions to process transactions. We have also designed a significant portion of our software and computer systems to utilize data processing and storage capabilities from third-party cloud solution providers. Both our on-premises and cloud-based infrastructure may be susceptible to outages due to any number of reasons, including, human error, fire, floods, power loss, telecommunications failures, terrorist attacks and similar events. Despite the implementation of security measures that we believe to be reasonable, both our on-premises and our cloud-based infrastructure may also be vulnerable to hacking, computer viruses, the installation of malware and similar disruptions either by third-parties or employees, which may result in outages. We do not have redundancy for all of our systems and our disaster recovery planning may not account for all eventualities. If we or our existing third-party cloud-based solution providers experience interruptions in service regularly or for a prolonged basis, or other similar issues, our business could be seriously harmed and, in some instances, our consumers and customers may not be able to purchase our products, which could significantly and negatively affect our sales. Additionally, our existing cloud-based solution providers have broad discretion to change and interpret their terms of service and other policies with respect to us, and they may take actions beyond our control that could harm our business. We also may not be able to control the quality of the systems and services we



receive from our third-party cloud-based solution providers. Any transition of the cloud-based solutions currently provided to different cloud providers would be difficult to implement and may cause us to incur significant time and expense.

If we and/or our cloud-based solution providers are not successful in preventing or effectively responding to outages and cyberattacks, our financial condition, results of operations and cash flow could be materially and adversely affected.

A Security Breach of Our or Our Third-Parties' Systems, Exposure of Personal or Confidential Information or Increased Government Regulation Relating to Handling of Personal Data, Could, Among Other Things, Disrupt Our Operations or Cause Us to Incur Substantial Costs or Negatively Affect Our Reputation.

We and many of our third-party vendors manage and maintain various types of proprietary information and sensitive and confidential data relating to our business, such as personally identifiable information of our consumers, our customers, our employees, and our business partners, as well as credit card information in certain instances. Unauthorized parties may attempt to gain access to these systems or information through fraud or other means of deceiving our employees or third-party service providers. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. The ever-evolving threats mean we and our third-parties must continually evaluate and adapt our systems and processes, and there is no guarantee that these efforts will be adequate to safeguard against all data security breaches or misuses of data. Any breaches of our or our third-parties' systems could expose us, our customers, our consumers, our suppliers, our employees, or other individuals that may be affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our reputation, or otherwise harm our business. While we maintain cyber liability insurance policies for coverage in the event of a cybersecurity incident, we cannot be certain that our existing coverage will continue to be available on acceptable terms or will be available, and in sufficient amount, to cover the potentially significant losses that could result from a cybersecurity incident or that the insurer will not deny coverage as to any future claims.

In addition, as the regulatory environment related to information security, data collection and use and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs or liabilities. Non-U.S. data privacy and data security laws and regulations, various U.S. federal and state laws and other information privacy and security standards may be and are applicable to us. Violations of these requirements could result in significant penalties, investigations or litigation. Significant legislative, judicial or regulatory changes have been and could be issued in the future. As new requirements are issued, new processes must be implemented to ensure compliance. In addition, previously implemented processes must be continually refined. This work is accomplished through significant efforts by our employees. The diverted attention of these employees may impact our operations and there may be additional costs incurred by us for third-party resources to advise on the constantly changing landscape. We have recently experienced this with the new privacy laws in China. Limitations on the use of data may also impact our future business strategies. Additionally, our DTC business depends on customers' willingness to entrust us with their personal information. Events that adversely affect that trust could adversely affect our brand and reputation.

We Depend on Certain Legacy Information Technology Systems, Which May Inhibit Our Ability to Operate Efficiently.

Our legacy product development, retail and other systems, on which we continue to manage a portion of our business activities, rely on the availability of limited internal and external resources with the expertise to maintain the systems. In addition, our legacy systems, including aged systems in our Japanese and Korean businesses, may not support desired functionality for our operations and may inhibit our ability to operate efficiently. As we continue to transition from our legacy systems and implement new systems, certain functionality and information from our legacy systems, including that of third-party systems that interface with our legacy systems, may not be fully compatible with the new systems.



WE ARE SUBJECT TO LEGAL AND REGULATORY RISKS

Our Success Depends on the Protection of Our Intellectual Property Rights.

Our registered and common law trademarks, our patented or patent-pending designs and technologies, trade dress and the overall appearance and image of our products have significant value and are important to our ability to differentiate our products from those of our competitors.

As we strive to achieve product innovations, extend our brands into new product categories and expand the geographic scope of our marketing, we face a greater risk of inadvertent infringements of third-party rights or compliance issues with regulations applicable to products with technical features or components. We may become subject to litigation based on allegations of infringement or other improper use of intellectual property rights of third-parties. In addition, failure to successfully obtain and maintain patents on innovations could negatively affect our ability to market and sell our products.

We regularly discover products that are counterfeit reproductions of our products or that otherwise infringe on our proprietary rights. Increased instances of counterfeit manufactured products and sales may adversely affect our sales and the reputation of our brands and result in a shift of consumer preference away from our products. The actions we take to establish and protect trademarks and other proprietary rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violations of proprietary rights. In markets outside of the United States, it may be more difficult for us to establish our proprietary rights and to successfully challenge use of those rights by other parties.

Litigation is often necessary to defend against claims of infringement or to enforce and protect our intellectual property rights. Intellectual property litigation may be costly and may divert management's attention from the operation of our business. Adverse determinations in any litigation may result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third-parties, which may not be available on commercially reasonable terms, if at all.

Certain of Our Products Are Subject to Product Regulations and/or Carry Warranties, Which May Cause an Increase to Our Expenses in the Event of Non-Compliance and/or Warranty Claims.

Our products are subject to increasingly stringent and complex domestic and foreign product labeling, performance, environmental and safety standards, laws and other regulations, including those pertaining to perfluoroalkyl and polyfluoroalkyl substances and other environmental impacts. These requirements could result in greater expense associated with compliance efforts, and failure to comply with these regulations could result in a delay, non-delivery, recall, or destruction of inventory shipments during key seasons, a loss of advance orders from wholesale customers or in other financial penalties. Significant or continuing noncompliance with these standards and laws could disrupt our business and harm our reputation.

Our products are generally used in outdoor activities, sometimes in severe conditions. Product recalls or product liability claims resulting from the failure, or alleged failure, of our products could have a material adverse effect on the reputation of our brands and result in additional expenses. Most of our products carry limited warranties for defects in quality and workmanship. We maintain a warranty reserve for estimated future warranty claims, but the actual costs of servicing future warranty claims may exceed the reserve.

We May Have Additional Tax Liabilities or Experience Increased Volatility in Our Effective Tax Rate.

As a global company, we determine our income tax liability in various tax jurisdictions and our effective tax rate based on an analysis and interpretation of local tax laws and regulations and our financial projections. This analysis requires a significant amount of judgment and estimation and is often based on various assumptions about the future, which, in times of economic disruptions, are highly uncertain. These determinations are the subject of periodic domestic and foreign tax audits. Although we accrue for uncertain tax positions, our accruals may be insufficient to satisfy unfavorable findings. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior periods and higher tax rates in future periods.



On December 22, 2017, the United States government enacted comprehensive tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the "TCJA"). The TCJA made broad and complex changes to the United States tax code. In addition, on March 27, 2020, the United States government enacted the U.S. Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). A change in interpretation of the applicable revisions to the United States tax code and related tax accounting guidance, changes in assumptions made in developing these estimates, and regulatory guidance that may be issued with respect to the applicable revisions to the United States tax code, and state tax implications as a result of the TCJA, the CARES Act, and other recent legislation may cause actual amounts to differ from our provisional estimates. In addition, proposals to reform U.S. and foreign tax laws could significantly impact how U.S. multinational corporations are taxed on foreign earnings and could increase the U.S. corporate tax rate. Although we cannot predict whether or in what form these proposals will pass, several of the proposals considered, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense and cash flows.

Other changes in the tax laws of the jurisdictions where we do business, including an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in our tax expense. For example, changes in the tax laws of foreign jurisdictions could arise as a result of the Base Erosion and Profit Shifting project undertaken by the Organization for Economic Co-operation and Development ("OECD"). The OECD, which represents a coalition of member countries, has recommended changes to numerous long-standing tax principles. In addition, recent efforts to reform how digital profits are taxed globally could have significant compliance and cost implications. As these changes are adopted by countries, tax uncertainty could increase and may adversely affect our provision for income taxes.

WE OPERATE GLOBALLY AND ARE SUBJECT TO SIGNIFICANT RISKS IN MANY JURISDICTIONS

Global Regulation and Economic and Political Conditions, as well as Potential Changes in Regulations, Legislation and Government Policy, May Negatively Affect Our Business.

We are subject to risks generally associated with doing business internationally. These risks include, but are not limited to, the burden of complying with, and unexpected changes to, foreign and domestic laws and regulations, such as anti-corruption and forced labor regulations and sanctions regimes, climate-change regulations, the effects of fiscal and political crises and political and economic disputes, changes in diverse consumer preferences, foreign currency exchange rate fluctuations, managing a diverse and widespread workforce, political unrest, terrorist acts, military operations, disruptions or delays in shipments, disease outbreaks, natural disasters, and changes in economic conditions in countries in which we contract to manufacture, source raw materials or sell products. Our ability to sell products in certain markets, demand for our products in certain markets, our ability to collect accounts receivable, our contract manufacturers' ability to procure raw materials or manufacture products, distribution and logistics providers' ability to operate, our ability to operate brick and mortar stores, our workforce, and our cost of doing business (including the cost of freight and logistics) may be impacted by these events should they occur and laws and regulations. Our exposure to these risks is heightened in Vietnam, where a significant portion of our contract manufacturing is located, and in China, where a large portion of the raw materials used in our products is sourced by our contract manufacturers. Should certain of these events occur in Vietnam or China, they could cause a substantial disruption to our business and have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, many of our imported products are subject to duties, tariffs or other import limitations that affect the cost and quantity of various types of goods imported into the United States and other markets, including the punitive tariffs on U.S. products imported from China imposed in 2019. In addition, goods suspected of being manufactured with forced labor could be blocked from importation into the U.S., which could materially impact sales.

In connection with the United Kingdom's exit from the European Union (commonly referred to as "Brexit"), on December 24, 2020, the European Union ("E.U.") and the United Kingdom ("U.K.") reached an agreement, the E.U.-U.K. Trade and Cooperation Agreement, to govern aspects of the relationship of the E.U. and U.K. following Brexit. As a result of no longer having "free circulation" between the U.K. and the E.U., we have incurred and will continue to incur additional duties. We are investigating alternatives to mitigate these additional costs in the future.



Fluctuations in Inflation and Currency Exchange Rates Could Result in Lower Revenues, Higher Costs and/or Decreased Margins and Earnings.

We derive a significant portion of our sales from markets outside the United States, which consist of sales to wholesale customers and directly to consumers by our entities in Europe, Asia, and Canada and sales to independent international distributors who operate within EMEA and LAAP. The majority of our purchases of finished goods inventory from contract manufacturers are denominated in United States dollars, including purchases by our foreign entities. These purchase and sale transactions expose us to the volatility of global economic conditions, including fluctuations in inflation and foreign currency exchange rates. Our international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses could be and have been affected by currency fluctuations, specifically amounts recorded in foreign currencies and translated into United States dollars for consolidated financial reporting, as weakening of foreign currencies relative to the United States dollar adversely affects the United States dollar value of the Company's foreign currency-denominated sales and earnings.

Our exposure is increased with respect to our wholesale customers (including international distributors), where, in order to facilitate solicitation of advance orders for the spring and fall seasons, we establish local-currency-denominated wholesale and retail price lists in each of our foreign entities approximately six to nine months prior to United States dollar-denominated seasonal inventory purchases. As a result, our consolidated results are directly exposed to transactional foreign currency exchange risk and have been and could be further impacted by the United States dollar strengthening during the six to nine months between when we establish seasonal local-currency prices and when we purchase inventory. In addition to the direct currency exchange rate exposures described above, our wholesale business is indirectly exposed to currency exchange rate risks. Weakening of a wholesale customer's functional currency relative to the United States dollar makes it more expensive for it to purchase finished goods inventory from us, which may cause a wholesale customer to cancel orders or increase prices for our products, which may make our products less price-competitive in those markets. In addition, in order to make purchases and pay us on a timely basis, our international distributors must exchange sufficient quantities of their functional currency for United States dollars through the financial markets and may be limited in the amount of United States dollars they are able to obtain.

We employ several strategies in an effort to mitigate this transactional currency risk, but these strategies may not and, in the current environment, have not fully mitigated the negative effects of adverse foreign currency exchange rate fluctuations on the cost of our finished goods in a given period and there is no assurance that price increases will be accepted by our wholesale customers, international distributors or consumers. Our gross margins are adversely affected whenever we are not able to offset the full extent of finished goods cost increases caused by adverse fluctuations in foreign currency exchange rates.

Currency exchange rate fluctuations may also create indirect risk to our business by disrupting the business of independent finished goods manufacturers from which we purchase our products. When their functional currencies weaken in relation to other currencies, the raw materials they purchase on global commodities markets become more expensive and more difficult to finance. Although each manufacturer bears the full risk of fluctuations in the value of its currency against other currencies, our business can be and has been indirectly affected when adverse fluctuations cause a manufacturer to raise the prices of goods it produces for us, disrupt the manufacturer's ability to purchase the necessary raw materials on a timely basis, or disrupt the manufacturer's ability to function as an ongoing business.

WE ARE SUBJECT TO NUMEROUS OPERATIONAL RISKS

Our Ability to Manage Fixed Costs Across a Business That is Affected by Seasonality May Impact Our Profits.

Our business is affected by the general seasonal trends common to the outdoor industry. Our products are marketed on a seasonal basis and our annual net sales are weighted heavily toward the fall/winter season, while our operating expenses are more equally distributed throughout the year. As a result, often a majority of our operating profits are generated in the second half of the year. If we are unable to manage our fixed costs in the seasons where we experience lower net sales, our profits may be adversely impacted.



Labor Matters, Changes in Labor Laws and Our Ability to Meet Our Labor Needs May Reduce Our Revenues and Earnings.

Our business depends on our ability to source and distribute products in a timely manner. While a majority of our own operations are not subject to organized labor agreements, our relationship with our Cambrai distribution center employees is governed by French law, which includes a formal representation of employees by a Works Council and the application of a collective bargaining agreement. Matters that may affect our workforce (including COVID-19 infections or the risk thereof) at contract manufacturers where our goods are produced, shipping ports, transportation carriers, retail stores, or distribution centers create risks for our business, particularly if these matters result in work shut-downs (with little to no notice), slowdowns, lockouts, strikes, limitations on the number of individuals able to work (e.g. social distancing) or other disruptions. The foregoing includes potential impacts to our business as a result of the International Longshore and Warehouse Union negotiations. Labor matters may have a material adverse effect on our business, potentially resulting in canceled orders by customers, inability to fulfill potential e-commerce demand, unanticipated inventory accumulation and reduced net sales and net income.

In addition, our ability to meet our labor needs at our distribution centers, retail stores, corporate headquarters, and regional subsidiaries, including our ability to find qualified employees while controlling wage and related labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified people in the work force of the markets in which our operations are located, unemployment levels within those markets, absenteeism, prevailing wage rates, changing demographics, parental responsibilities, health and other insurance costs, adoption of new or revised employment and labor laws and regulations, and fear of contracting COVID-19. Our ability to source, distribute and sell products in a timely and cost-effective manner may be negatively affected to the extent we experience these factors. Our ability to comply with labor laws, including our ability to adapt to rapidly changing labor laws, as well as provide a safe working environment may increase our risk of litigation and cause us to incur additional costs.

We May Incur Additional Expenses, Be Unable to Obtain Financing, or Be Unable to Meet Financial Covenants of Our Financing Agreements as a Result of Downturns in the Global Markets.

Our vendors, wholesale customers, licensees and other participants in our supply chain may require access to credit markets in order to do business. Credit market conditions may slow our collection efforts as our wholesale customers find it more difficult to obtain necessary financing, leading to higher than normal accounts receivable. This could result in greater expense associated with collection efforts and increased bad debt expense. Credit conditions and/or supply chain disruptions may impair our vendors' ability to finance the purchase of raw materials or general working capital needs to support our production requirements, resulting in a delay or non-receipt of inventory shipments during key seasons.

Historically, we have limited our reliance on debt to finance our working capital, capital expenditures and investing activity requirements. We expect to fund our future capital expenditures with existing cash, expected operating cash flows and credit facilities, but, if the need arises to finance additional expenditures, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

Our credit agreements have various financial and other covenants. If an event of default were to occur, the lenders could, among other things, declare outstanding amounts due and payable. If we were to borrow under our credit agreements, we would be subject to market interest rates and may incur additional interest expense when borrowing in a high interest rate environment.

Acquisitions Are Subject to Many Risks.

From time to time, we may pursue growth through strategic acquisitions of assets or companies. Acquisitions are subject to many risks, including potential loss of significant customers or key personnel of the acquired business as a result of the change in ownership, difficulty integrating the operations of the acquired business or achieving targeted efficiencies, the incurrence of substantial costs and expenses related to the acquisition effort, and diversion of management's attention from other aspects of our business operations.



Acquisitions may also cause us to incur debt or result in dilutive issuances of our equity securities. Our acquisitions may cause large one-time expenses or create goodwill or other intangible assets that could result in significant impairment charges in the future. We also make various estimates and assumptions in order to determine purchase price allocation and estimate the fair value of assets acquired and liabilities assumed. If our estimates or assumptions used to value these assets and liabilities vary from actual or future projected results, we may be exposed to losses, including impairment losses, that could be material.

We do not provide any assurance that we will be able to successfully integrate the operations of any acquired businesses into our operations or achieve the expected benefits of any acquisitions. The failure to successfully integrate newly acquired businesses or achieve the expected benefits of strategic acquisitions in the future could have an adverse effect on our financial condition, results of operations or cash flows. We may not complete a potential acquisition for a variety of reasons, but we may nonetheless incur material costs in the preliminary stages of evaluating and pursuing such an acquisition that we cannot recover.

Extreme Weather Conditions, Climate Change, and Natural Disasters Could Negatively Impact Our Operating Results and Financial Condition.

Extreme weather conditions in the areas in which our retail stores, suppliers, consumers, customers, distribution centers, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, climate change and natural disasters such as earthquakes, hurricanes and tsunamis, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, could disrupt our operations, the operations of our vendors and other suppliers or result in economic instability and changes in consumer preferences and spending that may negatively impact our operating results and financial condition.

An Outbreak of Disease or Similar Public Health Threat, Such as a Pandemic, Could Have an Adverse Impact on Our Business, Operating Results and Financial Condition.

An outbreak of disease or similar public health threat, such a pandemic, could have an adverse impact on our business, financial condition and operating results, including in the form of lowered net sales and the delay of inventory production and fulfillment in impacted regions.

Our Investment Securities May Be Adversely Affected by Market Conditions.

Our investment portfolio is subject to a number of risks and uncertainties. Changes in market conditions, such as those that accompany an economic downturn or economic uncertainty, may negatively affect the value and liquidity of our investment portfolio, perhaps significantly. Our ability to find diversified investments that are both safe and liquid and that provide a reasonable return may be impaired, potentially resulting in lower interest income, less diversification, longer investment maturities, or other-than-temporary impairments.

We Depend on Certain Key Personnel.

Our future success will depend in part on our ability to attract, retain and develop certain key talent and to effectively manage succession. We face intense competition for these individuals worldwide, and there is a significant concentration of well-funded apparel and footwear competitors near our headquarters in Portland, Oregon. We may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We License our Proprietary Rights to Third-Parties and Could Suffer Reputational Damage to Our Brands if We Fail to Choose Appropriate Licensees.

We currently license, and expect to continue licensing, certain of our proprietary rights, such as trademarks or copyrighted material, to third-parties. We rely on our licensees to help preserve the value of our brands. Although we attempt to protect our brands through approval rights, we cannot completely control the use of our licensed brands by our licensees. The misuse of a brand by or negative publicity involving a licensee could have a material adverse effect on that brand and on us.

In addition, from time to time we license the right to operate retail stores for our brands to third-parties, primarily to our independent international distributors. We provide training to support these stores and set operational standards. However, these third-parties may not operate the stores in a manner consistent with our standards, which could cause reputational damage to our brands or harm these third-parties' sales.

RISKS RELATED TO OUR SECURITIES

Our Common Stock Price May Be Volatile.

Our common stock is traded on the NASDAQ Global Select Market. The size of our public float and our average daily trading volume makes the price of our common stock susceptible to large degrees of fluctuation. Factors such as general market conditions, actions by institutional investors to rapidly accumulate or divest of a substantial number of our shares, fluctuations in financial results, variances from financial market expectations, changes in earnings estimates or recommendations by analysts, or announcements by us or our competitors may cause the market price of our common stock to fluctuate, perhaps substantially.

Certain Shareholders Have Substantial Control Over Us and Are Able to Influence Corporate Matters.

As of December 31, 2022, three related shareholders, Timothy P. Boyle, Joseph P. Boyle, and Molly E. Boyle, controlled just under 50% of our common stock outstanding. As a result, if acting together, Timothy P. Boyle, Joseph P. Boyle, and Molly E. Boyle are able to exercise significant influence over all matters requiring shareholder approval. These holdings could be significantly diminished (and with them the related effective control percentage) to satisfy any applicable estate or unrealized gains tax obligations of holders.

The Sale or Proposed Sale of a Substantial Number of Shares of Our Common Stock Could Cause the Market Price of Our Common Stock to Decline.

Shares held by Timothy P. Boyle, Joseph P. Boyle, and Molly E. Boyle, are available for resale, subject to the requirements of, and the rules under, the Securities Act of 1933 and the Securities Exchange Act of 1934. The sale or the prospect of the sale of a substantial number of these shares may have an adverse effect on the market price of our common stock.

We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our common stock to decline.



ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following is a summary of principal properties owned or leased by us.

Location	Use	Ownership
Portland, Oregon	Corporate Headquarters [(1)]	Owned
Portland, Oregon	SOREL Headquarters	Leased/Owned [(2)]
Carlsbad, California	prAna Headquarters	Leased
Richmond, California	Mountain Hardwear Headquarters	Leased
Portland, Oregon	U.S. Distribution Center	Owned
Robards, Kentucky	U.S. Distribution Center	Owned
London, Ontario	Canadian Operation and Distribution Center	Owned
Geneva, Switzerland	Europe Headquarters	Leased
Strasbourg, France	Europe Administrative Operation	Owned
Cambrai, France	Europe Distribution Center	Owned
Shanghai, China	LAAP China Headquarters	Leased
Tokyo, Japan	LAAP Japan Headquarters	Leased
Seoul, Korea	LAAP Korea Headquarters	Leased

(1) Corporate Headquarters is an approximate 30-acre site consisting of over 10 buildings, which includes the Columbia brand headquarters and centrally-managed departmental functions, including consumer digital technology, certain supply chain functions, finance, human resources and legal.
(2) A portion of the SOREL Headquarters is leased and the remainder is owned by the Company.

In addition, as of December 31, 2022, we directly operated approximately 450 retail stores, the vast majority of which are leased under a variety of arrangements, including long-term, short-term, and variable-payment leases. We also have several leases globally for office space, warehouse facilities, storage space, vehicles, and equipment, among other things. Refer to Note 9 in Part II, Item 8 of this Annual Report on Form 10-K for further lease-related disclosures.

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation and various legal matters arising in the normal course of business, including matters related to employment, retail, intellectual property, contractual agreements, and various regulatory compliance activities. We have considered facts related to legal and regulatory matters and opinions of counsel handling these matters and do not believe the ultimate resolution of these proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.


Columbia
Sportswear Company

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock is traded on the NASDAQ Global Select Market under the symbol "COLM".

HOLDERS

As of February 10, 2023, we had 252 shareholders of record, although we have a much larger number of beneficial owners, whose shares of record are held by banks, brokers and other financial institutions.

DIVIDENDS

Our current dividend policy is dependent on our earnings, capital requirements, financial condition, restrictions imposed by our credit agreements, and other factors considered relevant by our Board of Directors. Quarterly dividends on our common stock, when declared by our Board of Directors, are paid in March, May, August, and November.

Our Board of Directors approved a regular quarterly cash dividend of $0.30 per share, payable on March 21, 2023 to shareholders of record on March 10, 2023.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of our common stock with the cumulative total return of the Russell 1000 Index and Russell 1000 Clothing and Accessories Index for the period beginning December 31, 2017 and ending December 31, 2022.

The graph and table below assume that $100 was invested on December 31, 2017, and that any dividends were reinvested. Historical stock price performance should not be relied on as indicative of future stock price performance.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2022
250.00
200.00
150.00
100.00
50.00
0.00
12/31/2017
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
Columbia Sportswear Company
Russell 1000 Index
Russell 1000 Clothing and Accessories Index

(1) The FTSE Russell, which manages various indexes, completed a multi-year consultation and enhancement process for Russell US Indexes. This resulted in the Russell 1000 Textile Apparel and Shoe Index to be classified as the Russell 1000 Clothing and Accessories Index.



Total Return Analysis

	Year Ended December 31,					
	2017	2018	2019	2020	2021	2022
Columbia Sportswear Company	$ 100.00	$ 118.22	$ 142.28	$ 124.53	$ 140.26	$ 127.95
Russell 1000 Index	$ 100.00	$ 95.22	$ 125.14	$ 151.37	$ 191.42	$ 154.80
Russell 1000 Clothing and Accessories Index	$ 100.00	$ 102.79	$ 140.93	$ 175.76	$ 194.82	$ 135.97

ISSUER PURCHASES OF EQUITY SECURITIES

Since the inception of our share repurchase program in 2004 through December 31, 2022, our Board of Directors has authorized the repurchase of $2.0 billion of our common stock. Shares of our common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions, and generally settle subsequent to the trade date. The repurchase program does not obligate us to acquire any specific number of shares or to acquire shares over any specified period of time. Under this program as of December 31, 2022, we had repurchased 31.7 million shares at an aggregate purchase price of $1,470.6 million, and had $529.4 million remaining available.

The Company did not repurchase common stock during the quarter ended December 31, 2022.

ITEM 6. [Reserved]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Special Note Regarding Forward-Looking Statements", Part I, Item 1 and Item 1A of this Annual Report on Form 10-K. In addition, refer to Part II, Item 7 in our Annual Report on Form 10-K for the year ended December 31, 2021 for our discussion and analysis comparing financial condition and results of operations from 2021 to 2020.

OVERVIEW

We connect active people with their passions. We are a global leader in designing, developing, marketing, and distributing outdoor, active and lifestyle products. We manage these products in two categories: apparel, accessories, and equipment products and footwear products. We provide our products through our four well-known brands: Columbia, SOREL, Mountain Hardwear, and prAna. Apparel, accessories, and equipment products are provided by our Columbia, Mountain Hardwear and prAna brands. Footwear products are provided by our Columbia and SOREL brands. We sell our products in approximately 90 countries and operate in four geographic segments: U.S., LAAP, EMEA, and Canada.

We are investing in our strategic priorities to:

- accelerate profitable growth;
- create iconic products that are differentiated, functional and innovative;
- drive brand engagement through increased, focused demand creation investments;
- enhance consumer experiences by investing in capabilities to delight and retain consumers;
- amplify marketplace excellence, with digitally-led, omni-channel, global distribution; and
- empower talent that is driven by our core values through a diverse and inclusive workplace.



Ultimately, we expect our investments to enable market share capture across our brand portfolio, expand gross margin, improve selling, general and administrative expense efficiency, and drive improved operating margin over the long-term.

Business Environment and Trends

***Economic Environment Impacting Consumer Spending Ability and Preferences* |** In 2022, we believe inflationary pressures, rising interest rates and recessionary fears began to impact wholesale customer behavior. We expect consumer discretionary spending to be under pressure in 2023 and are preparing for the potential of a mild recession in the second half of 2023.

***Elevated Inflationary Pressures* |** Inflationary pressures, including inbound and outbound freight, raw materials, labor, and product input costs, impacted our 2022 results. We implemented product price increases for our Spring 2022 season and, to a greater extent, for our Fall 2022 and Spring 2023 seasons. Price increases varied by market and product category. In the U.S., on average, we increased pricing by a mid-single digit percent for our Spring 2022 product line, by a high-single to low-double-digit percent for our Fall 2022 product line, and by a high-single to low double-digit percent for our Spring 2023 product line. Although price increases were not expected to fully offset gross margin pressure in 2022, in the fourth quarter of 2022, we began to experience lower inbound freight costs which we expect will benefit gross margin beginning in 2023. We do not expect to implement meaningful product price increases as we begin to see the benefit of these lower costs.

***Strengthening U.S. Dollar* |** The rapid strengthening of the U.S. dollar relative to major foreign currencies unfavorably impacted our results in 2022. The impact of unfavorable foreign currency translation is anticipated to continue to unfavorably impact net sales and profitability through at least the first half of 2023 before shifting to a favorable impact in the second half of 2023.

***Heightened Geopolitical Environment* |** Geopolitical tensions throughout the globe escalated in 2022 as a result of the invasion of Ukraine by Russia and other actions. We believe these geopolitical tensions will remain elevated and have the potential to manifest themselves in certain regions where we directly operate.

***Increased Freight Charges* |** In the first nine months of 2022, we experienced elevated ocean freight costs as a result of price increases stemming from an imbalance of supply and demand for steamship and ocean container capacity. As a result, these costs have had a substantially unfavorable impact on our gross margin. In the fourth quarter of 2022, we experienced significant declines in ocean freight prices. We anticipate these lower ocean freight prices to persist into 2023.

***Later Inventory Receipts* |** During the third quarter of 2021, several weeks of government mandated factory closures in Vietnam disrupted our manufacturing partners' operations and impacted production of product. As a result of these and other supply chain disruptions that impacted the market, we received Fall 2021, Spring 2022 and Fall 2022 inventory later than expected and realized much higher than normal cancellations of Spring 2022 and Fall 2022 orders from our wholesale customers.

Spring 2023 inventory production and logistics transit times are improving markedly and are expected to be more in-line with our historical experience, assuming no material downturn in port and railroad labor relations.

***COVID-19 Impacts in China* |** Throughout 2022, the efforts to control the spread of COVID-19 in China severely impacted the operations of our business in China. For most of the second quarter of 2022, government efforts to control the spread of COVID-19 in China disrupted our distribution center's operations, which resulted in an inability to fulfill e-commerce, wholesale and owned DTC stores orders in China. In the third and fourth quarter of 2022, similar restrictions impacted various aspects of our business, including the operation of DTC stores in China, as well as stores operated by our wholesale customers. Upon the change in China's zero-COVID policy in early December 2022, increased COVID-19 infections negatively impacted business performance. However, these impacts eased quickly and our business in China is rebounding.

***Elevated Inventories* |** Strong consumer demand in 2021 and the first quarter of 2022 coupled with ongoing supply chain constraints resulted in a shortage of inventory in the marketplace. By the end of the second quarter of 2022, the arrival of long-delayed orders at retailers and a slowing of consumer demand resulted in excess inventory in the marketplace. With higher marketplace inventories and a rapidly changing economic environment, retailers rationalized their inventory needs and demonstrated a more conservative approach to inventory management. As a result of the foregoing and the later inventory receipts previously discussed, we experienced increased order cancellations for Spring 2022 and Fall 2022 orders. Due to our

elevated inventory positions, we have adjusted future inventory purchases and are utilizing our outlet stores to profitability sell a portion of our excess inventory. We expect our inventory position to normalize in the latter half of 2023.

***Increased U.S. Distribution Center Capacity Pressure* |** Elevated inventory levels combined with uneven flow of inventory receipts and shipments are resulting in storage and process capacity pressures within our U.S. distribution centers and third-party logistics operations. We began to experience these pressures as we received Fall 2022 inventory and expect this trend to continue well into 2023. We expect to incur additional inventory carrying costs in 2023 as a result of additional costs for outside storage, and other inventory related holding costs, as we look to normalize our inventory position.

***Talent Market and Wage Rate Pressures* |** Labor costs have risen in an effort to retain and compete for employees. We have made certain wage adjustments in an effort to be more competitive in the current environment. However, we anticipate rising costs to continue into 2023 resulting from the continued competition for talent.

***Changes in Promotional Environment* |** In the first half of 2022, we operated in a low promotional environment and experienced fewer sales returns and customer accommodations than we have historically. Near the end of the third quarter of 2022, an increase in promotional activity began to unfavorably impact our DTC product margins compared to the same period in the prior year in which promotions were exceptionally low. With elevated marketplace inventory, we anticipate the promotional environment and less favorable trading terms to continue into 2023.

***Increased Outdoor Participation by Consumers* |** The COVID-19 pandemic drew a record number of individuals in the United States to spend an increased amount of time outside, including participating in outdoor recreational activities. While outdoor participation rates may not be maintained, we believe that our addressable consumer base worldwide has been expanded and expect outdoor participation to remain elevated in comparison to pre-pandemic levels.

***Changing Consumer Expectations* |** Consumer behavior continues to fluctuate. Consumer expectations and the related competitive pressures have increased and continue to increase relative to various aspects of our e-commerce business, including speed of product delivery, shipping charges, return privileges and other evolving expectations. We maintain and continue to make substantial investments in information systems, processes and personnel to support our ongoing demand planning efforts to provide forecasting of optimal inventory to meet customer and consumer demands.

***Seasonality* |** Our business is affected by the general seasonal trends common to the industry, including seasonal weather and discretionary consumer shopping and spending patterns. Our products are marketed on a seasonal basis, and our sales are weighted substantially toward the third and fourth quarters, while our operating costs are more equally distributed throughout the year. In 2022, over 60% of our net sales and over 75% of our operating income were realized in the second half of the year.



RESULTS OF OPERATIONS

The following discussion of our results of operations and liquidity and capital resources should be read in conjunction with Part II, Item 8 of this Annual Report on Form 10-K.

Non-GAAP Financial Measure

To supplement financial information reported in accordance with accounting principles generally accepted in the United States ("GAAP"), we disclose constant-currency net sales information, which is a non-GAAP financial measure, to provide a framework to assess how the business performed excluding the effects of changes in foreign currency exchange rates against the United States dollar between comparable reporting periods. We calculate constant-currency net sales by translating net sales in foreign currencies for the current period into United States dollars at the exchange rates that were in effect during the comparable period of the prior year. Management believes that this non-GAAP financial measure reflects an additional and useful way of viewing an aspect of our operations that, when viewed in conjunction with our GAAP results, provides a more comprehensive understanding of our business and operations. In particular, investors may find the non-GAAP measure useful by reviewing our net sales results without the volatility in foreign currency exchange rates. This non-GAAP financial measure also facilitates management's internal comparisons to our historical net sales results and comparisons to competitors' net sales results. Constant-currency financial measures should be viewed in addition to, and not in lieu of or superior to, our financial measures calculated in accordance with GAAP.

The following discussion includes references to constant-currency net sales, and we provide a reconciliation of this non-GAAP measure to the most directly comparable financial measure calculated in accordance with GAAP below.

Results of Operations — Consolidated

The following table presents the items in our Consolidated Statements of Operations, both in dollars and as a percentage of net sales:

	Year Ended December 31,			
(in millions, except for percentage of net sales and per share amounts)	2022		2021	
Net sales	$ 3,464.2	100.0 %	$ 3,126.4	100.0 %
Cost of sales	1,753.1	50.6	1,513.9	48.4
Gross profit	1,711.1	49.4	1,612.5	51.6
Selling, general and administrative expenses	1,304.4	37.7	1,180.3	37.8
Impairment of goodwill and intangible assets	35.6	1.1	—	—
Net licensing income	22.0	0.7	18.3	0.6
Operating income	393.1	11.3	450.5	14.4
Interest income, net	2.7	0.1	1.4	—
Other non-operating income (expense), net	1.6	0.1	(0.4)	—
Income before income tax	397.4	11.5	451.5	14.4
Income tax expense	(86.0)	(2.5)	(97.4)	(3.1)
Net income	$ 311.4	9.0 %	$ 354.1	11.3 %
Diluted earnings per share	$ 4.95		$ 5.33	



Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Sales. Net sales by brand, product category and channel are summarized in the following table:

	Year Ended December 31,					
(in millions, except for percentages)	Reported Net Sales 2022	Adjust for Foreign Currency Translation	Constant-currency Net Sales 2022 [(1)]	Reported Net Sales 2021	Reported Net Sales % Change	Constant-currency Net Sales % Change [(1)]
Brand Net Sales:						
Columbia	$ 2,864.3	$ 94.2	$ 2,958.5	$ 2,557.4	12%	16%
SOREL	347.3	9.1	356.4	320.9	8%	11%
prAna	143.1	—	143.1	141.9	1%	1%
Mountain Hardwear	109.5	1.7	111.2	106.2	3%	5%
Total	$ 3,464.2	$ 105.0	$ 3,569.2	$ 3,126.4	11%	14%
Product Category Net Sales:						
Apparel, Accessories and Equipment	$ 2,661.1	$ 74.6	$ 2,735.7	$ 2,389.2	11%	15%
Footwear	803.1	30.4	833.5	737.2	9%	13%
Total	$ 3,464.2	$ 105.0	$ 3,569.2	$ 3,126.4	11%	14%
Channel Net Sales:						
Wholesale	$ 1,867.7	$ 57.8	$ 1,925.5	$ 1,660.4	12%	16%
Direct-to-consumer	1,596.5	47.2	1,643.7	1,466.0	9%	12%
Total	$ 3,464.2	$ 105.0	$ 3,569.2	$ 3,126.4	11%	14%

(1) Constant-currency net sales is a non-GAAP financial measure. See "Non-GAAP Financial Measure" above for further information.

Overall, our global net sales increase reflected higher shipments of Spring 2022 and Fall 2022 wholesale orders and higher consumer demand in our DTC business. Retailers generally exited 2021 with lower than optimal inventory levels which contributed to the increased Spring 2022 and Fall 2022 wholesale demand to replenish inventory and fulfill anticipated consumer demand. In addition, consumer demand in our DTC business remained healthy throughout the year as consumer traffic levels recovered in our DTC stores and positive e-commerce trends were sustained. In 2022, our global DTC e-commerce net sales grew 8% and represented 18% of our global net sales. In 2021, DTC e-commerce net sales grew 20% and represented 18% of our global net sales.

Columbia and SOREL brand net sales benefited from favorable late season cold weather product sales in the first quarter of 2022. Columbia brand net sales continued to experience broad-based growth across all channels, product categories, and regions. In the fourth quarter of 2022, SOREL, Mountain Hardwear and prAna net sales were unfavorably impacted from wholesale order cancellations resulting from supply chain disruptions and retailer cautiousness, as well as lower consumer demand.

Our global net sales increase was tempered by unfavorable impacts from changes in foreign currency exchange rates.

Gross Profit. Gross profit is summarized in the following table:

(in millions, except for percentages and basis points)	Year Ended December 31,						
		2022		2021	Change		
Gross profit	$	1,711.1	$	1,612.5	$	98.6	6 %
Gross margin		49.4 %		51.6 %		-220 bps	

Gross margin contracted primarily due to the following factors:

- an approximate 180 bps decrease related to elevated inbound freight costs; and
- unfavorable channel and regional net sales shifts primarily due to a higher mix of wholesale sales which typically carry a lower margin compared to DTC sales.

Selling, General and Administrative Expenses. SG&A expenses is summarized in the following table:

(in millions, except for percentages and basis points)	Year Ended December 31,						
		2022		2021	Change		
Selling, general and administrative expenses	$	1,304.4	$	1,180.3	$	124.1	11 %
Selling, general and administrative expenses as percent of net sales		37.7 %		37.8 %		-10 bps	

SG&A expense growth reflects expenses to support the growth of our business, inflationary pressures, and investments to drive our brand-led consumer-focused strategies.

SG&A expenses increased primarily due to the following factors:

- higher personnel expenses of $39.8 million, reflecting increased headcount to support business growth, as well as annual merit and other wage rate increases;
- increased demand creation spending of $21.0 million, including higher spending aligned with sales growth;
- higher global retail expenses associated with sales growth and the impact of new stores;
- higher information technology related expenses; and
- higher outside storage and third-party logistics expenses; partially offset by
- lower incentive compensation expense.

Impairment of Goodwill and Intangible Assets. For the year ended December 31, 2022, we recognized $35.6 million of impairment charges related to the prAna brand as a result of our annual fourth quarter impairment testing. These charges consisted of an $18.7 million impairment charge related to prAna's trademark, an indefinite-lived intangible asset, and a $16.9 million impairment charge related to the goodwill attributable to the prAna business. For the year ended December 31, 2021, there were no impairment charges recorded for goodwill and intangible assets with indefinite lives.

Refer to our Critical Accounting Policies and Estimates below for further information regarding impairments.

Income Tax Expense. Income tax expense and the related effective income tax rate are summarized in the following table:

(in millions, except for percentages)	Year Ended December 31,						
		2022		2021	Change		
Income tax expense	$	(86.0)	$	(97.4)	$	(11.4)	(12)%
Effective income tax rate		21.6 %		21.6 %			



Our effective income tax rates for the years ended December 31, 2022 and 2021 were impacted by discrete tax items, which lowered the effective income tax rate in each period. For the year ended December 31, 2022, our effective income tax rate was primarily impacted by a non-recurring benefit related to the finalization of U.S. and foreign tax audits, a non-recurring benefit related to a decrease in accrued foreign withholding taxes and a non-recurring benefit related to a foreign currency loss resulting from an intercompany transaction. For the year ended December 31, 2021, our effective income tax rate was primarily impacted by a decrease in accrued foreign withholding taxes and a non-recurring benefit related to common stock benefits.

Results of Operations — Segment

Segment operating income includes net sales, cost of sales, SG&A expenses, and net licensing income for each of our four reportable geographic segments. Operating income as a percentage of net sales in the U.S. is typically higher than the other segments primarily due to scale efficiencies associated with the larger base of net sales in the U.S. and, to a lesser extent, incremental licensing income.

We anticipate this trend to continue until other segments achieve scale efficiencies from higher levels of net sales volume relative to the fixed cost structure necessary to operate the business.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net sales by geographic segment are summarized in the following table:

	Year Ended December 31,					
(in millions, except for percentage changes)	**Reported Net Sales 2022**	**Adjust for Foreign Currency Translation**	**Constant-currency Net Sales 2022 (1)**	**Reported Net Sales 2021**	**Reported Net Sales % Change**	**Constant-currency Net Sales % Change (1)**
U.S.	$ 2,302.2	$ —	$ 2,302.2	$ 2,060.3	12%	12%
LAAP	473.9	51.8	525.7	465.5	2%	13%
EMEA	438.6	41.9	480.5	382.1	15%	26%
Canada	249.5	11.3	260.8	218.5	14%	19%
	$ 3,464.2	$ 105.0	$ 3,569.2	$ 3,126.4	11%	14%

(1) Constant-currency net sales is a non-GAAP financial measure. See "Non-GAAP Financial Measure" above for further information.

Operating income for each reportable segment and unallocated corporate expenses are summarized in the following table:

	Year Ended December 31,		
(in millions)	**2022**	**2021**	**Change**
U.S.	$ 519.8	$ 536.5	$ (16.7)
LAAP	47.0	42.0	5.0
EMEA	80.2	65.5	14.7
Canada	53.0	52.7	0.3
Total segment operating income	700.0	696.7	3.3
Unallocated corporate expenses	(306.9)	(246.2)	(60.7)
Operating income	$ 393.1	$ 450.5	$ (57.4)



U.S.

U.S. operating income decreased $16.7 million to $519.8 million, or 22.6% of net sales, in 2022 from $536.5 million, or 26.0% of net sales, in 2021. The decrease was driven primarily by increased net sales, more than offset by decreased gross margin. U.S. net sales increased $241.9 million, or 12%, in 2022, compared to 2021. U.S. net sales increased across all channels, product categories, and most brands, led by increased net sales for our Columbia and SOREL brands. Increased U.S. wholesale net sales were driven by increased consumer demand and shipment of higher Spring 2022 and Fall 2022 orders compared to shipment of 2021 season orders in the prior year, partially offset by increased order cancellations in the second half of 2022. U.S. DTC net sales increased from sales growth generated from our retail stores and e-commerce business. U.S. gross margin decreased primarily due to elevated inbound freight costs. As of December 31, 2022, our U.S. business operated 156 retail stores, compared to 142 stores as of December 31, 2021. SG&A expenses increased as a percentage of net sales to 27.7% in 2022 compared to 26.7% for 2021.

LAAP

LAAP operating income increased $5.0 million to $47.0 million, or 9.9% of net sales, in 2022 from $42.0 million, or 9.0% of net sales, in 2021. The increase was driven primarily by increased net sales. LAAP net sales increased $8.4 million, or 2% (13% constant-currency), in 2022, compared to 2021, primarily in our LAAP distributor business. LAAP net sales increased due to higher shipment of Fall 2022 orders compared to shipment of Fall 2021 orders, earlier shipment of Spring 2023 orders compared to shipment of Spring 2022 orders, and higher consumer demand as we lapped prior year restrictions to prevent the spread of COVID-19 in Japan. These increases were partially offset by unfavorable impacts from changes in foreign currency exchange rates and government efforts to control the spread of COVID-19 in China. LAAP SG&A expenses decreased as a percentage of net sales to 46.0% in 2022 compared to 48.3% in 2021.

EMEA

EMEA operating income increased $14.7 million to $80.2 million, or 18.3% of net sales, in 2022 from $65.5 million, or 17.1% of net sales, in 2021. The increase was driven primarily by increased net sales. EMEA net sales increased $56.5 million, or 15% (26% constant-currency), in 2022, compared to 2021, driven by increased net sales in our Europe-direct and EMEA distributor businesses. Europe-direct net sales increased primarily due to higher consumer demand, partially offset by unfavorable impacts from changes in foreign currency exchange rates. EMEA distributor net sales increased primarily due to higher shipments of Fall 2022 orders compared to shipment of Fall 2021 orders and earlier shipment of Spring 2023 orders compared to shipment of Spring 2022 orders. EMEA SG&A expenses decreased as a percentage of net sales to 26.1% in 2022 compared to 28.0% in 2021.

Canada

Canada operating income increased $0.3 million to $53.0 million, or 21.2% of net sales, in 2022 from $52.7 million, or 24.1% of net sales in 2021. The increase primarily resulted from increased net sales. Canada net sales increased $31.0 million, or 14% (19% constant-currency), in 2022, compared to 2021, primarily driven by increased net sales in our Canada DTC and wholesale businesses. Canada SG&A expenses increased as a percentage of net sales to 25.0% in 2022, compared to 24.0% in 2021.

Unallocated Corporate Expenses

Unallocated corporate expenses increased by $60.7 million to $306.9 million in 2022 from $246.2 million in 2021, largely driven by prAna impairment charges of $35.6 million, higher personnel expenses and technology related expenses, partially offset by lower incentive compensation.



LIQUIDITY AND CAPITAL RESOURCES

Including cash, cash equivalents, short-term investments and available committed credit lines, we had approximately $935 million in total liquidity as of December 31, 2022. Our liquidity may be affected by the general seasonal trends common to the industry. Our products are marketed on a seasonal basis and our sales are weighted substantially toward the third and fourth quarters, while our operating costs are more equally distributed throughout the year. Our cash and cash equivalents and short-term investments balances generally are at their lowest level just prior to the start of the U.S. holiday season and increase during the fourth quarter from collection of wholesale business receivables and fourth quarter DTC sales. This trough cash position is impacted by the amount of product we order from our contract manufacturers in anticipation of customer demand and is more heavily impacted in advance of periods of expected high demand.

Cash Flow Activities

Cash flows are summarized in the following table:

	Year Ended December 31,		
(in millions)	**2022**	**2021**	**Change**
Net cash provided by (used in):			
Operating activities	$ (25.2)	$ 354.4	$ (379.6)
Investing activities	72.7	(163.8)	236.5
Financing activities	(360.8)	(210.9)	(149.9)
Net effect of exchange rate changes on cash	(19.8)	(7.0)	(12.8)
Net decrease in cash and cash equivalents	$ (333.1)	$ (27.3)	$ (305.8)

The change in cash flows used in operating activities was driven by a $388.1 million increase in cash used in changes in assets and liabilities, partially offset by a $8.5 million increase in cash provided by net income and non-cash adjustments. The most significant comparative changes in assets and liabilities included *Inventories,* and to a lesser extent, *Accrued liabilities, Accounts payable, Accounts receivable, net*, and *Operating lease assets and liabilities*. The $299.6 million increase in cash used in *Inventories* was driven by an increase in inventory purchases in anticipation of sales growth, temporary store closures due to government efforts to control the spread of COVID-19 in China, supply chain disruptions, and higher than initially planned wholesale order cancellations. The $45.8 million decrease in cash provided by *Accrued liabilities* was primarily driven by changes in accruals for incentive compensation. The $35.1 million decrease in cash provided by *Accounts payable* primarily resulting from the effects of reduced in-transit inventory compared to 2021. The $32.9 million increase in cash used in *Accounts receivable, net* was primarily driven by growth in wholesale sales, partially offset by an increase in collections. These amounts were partially offset by the $22.4 million decrease in cash used in *Operating lease assets and liabilities*, which was primarily due to payment of non-recurring deferred rents and lease termination fees in 2021.

Net cash provided by investing activities was $72.7 million for 2022, compared to net cash used in investing activities of $163.8 million for 2021. For 2022, net cash provided by investing activities consisted of $131.2 million in net sales and maturities of short-term investments, partially offset by $58.5 million in cash used for capital expenditures. For 2021, net cash used in investing activities consisted of $129.1 million in net purchases of short-term investments and $34.7 million for capital expenditures.

Net cash used in financing activities was $360.8 million for 2022 compared to $210.9 million for 2021. For 2022, net cash used in financing activities primarily consisted of repurchases of common stock of $287.4 million and dividend payments to our shareholders of $75.1 million. For 2021, net cash used in financing activities primarily consisted of repurchases of common stock of $165.4 million and dividend payments to our shareholders of $68.6 million, partially offset by net proceeds from the issuance of common stock related to share-based compensation of $23.0 million.



Sources of Liquidity

Cash and cash equivalents and short-term investments

As of December 31, 2022, we had cash and cash equivalents of $430.2 million and short-term investments of $0.7 million, compared to $763.4 million and $131.1 million, respectively, as of December 31, 2021.

Domestic Credit Facility

Refer to Note 7 in Part II, Item 8 of this Annual Report on Form 10-K for further information regarding the domestic credit facility.

As of December 31, 2022, we had available an unsecured, committed revolving credit facility, which provides for borrowings up to $500.0 million. We were in compliance with all associated covenants and there was no balance outstanding under the facility.

International Credit Facility

As of December 31, 2022, our European subsidiary had available an unsecured, committed line of credit, which is guaranteed by the Company and provides for borrowings up to €4.4 million (approximately US$4.7 million). There was no balance outstanding under the facility.

Other Sources

As of December 31, 2022, collectively, our international subsidiaries had unsecured, uncommitted lines of credit, credit facilities and overdraft facilities, providing for borrowings up to approximately US$106.1 million. There was no balance outstanding under these facilities.

Capital Requirements

Our expected short-term and long-term cash needs are primarily for working capital and capital expenditures. We expect to meet these short-term and long-term cash needs primarily with cash flows from operations and, if needed, borrowings from our existing credit facilities.

Our working capital management goals include maintaining an optimal level of inventory necessary to deliver goods on time to our customers and our retail stores to satisfy end consumer demand, alleviating manufacturing capacity constraints, and driving efficiencies to minimize the cycle time from the purchase of inventory from our suppliers to the collection of accounts receivable balances from our customers. Inventory balances may be elevated in advance of periods of expected high demand. As of December 31, 2022, our inventory balance increased to $1,028.5 million, compared to $645.4 million as of December 31, 2021. Unrealized projected sales growth for Fall 2022 and earlier receipts of Spring 2023 product resulted in higher inventory levels. We believe older season inventories represent a manageable portion of our total inventory mix. To align inventory levels more closely with anticipated demand, we have adjusted future inventory purchases and we are leveraging our outlet stores to sell excess merchandise. We expect inventory to remain elevated into the second half of 2023 as we carry forward inventory into future seasons, balancing reducing inventory levels with maintaining profitability.

We have planned 2023 capital expenditures of approximately $70 to $90 million. This includes investments in our DTC operations, including new stores, U.S. distribution projects to increase efficiency and expand storage, and digital and supply chain capabilities to support our strategic priorities. Our actual capital expenditures may differ from the planned amounts depending on factors such as the timing of system implementations and new store openings and related construction as well as the availability of capital assets from suppliers.

Our long-term goal is to maintain a strong balance sheet and a disciplined approach to capital allocation. Dependent upon market conditions and our strategic priorities, our capital allocation approach includes:

- investing in organic growth opportunities to drive long-term profitable growth;
- returning at least 40% of free cash flow to shareholders through dividends and share repurchases; and



- considering opportunistic mergers and acquisitions.

Free cash flow is a non-GAAP financial measure. Free cash flow is calculated by reducing net cash flow from operating activities by capital expenditures. Management believes free cash flow provides investors with an important perspective on the cash available for shareholders and acquisitions after making the capital investments required to support ongoing business operations and long-term value creation. Free cash flow does not represent the residual cash flow available for discretionary expenditures since it excludes certain mandatory expenditures. Management uses free cash flow as a measure to assess both business performance and overall liquidity.

Other cash commitments

Our non-current *Income taxes payable* on the Consolidated Balance Sheet as of December 31, 2022 includes approximately $9.3 million of net unrecognized tax benefits. We are uncertain about whether or when these amounts may be settled. Refer to Note 10 in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

The following table presents our estimated significant contractual commitments that will require use of funds:

	Year Ended December 31,						
(in millions)	2023	2024	2025	2026	2027	Thereafter	Total
Inventory purchase obligations	$ 401.4	$ —	$ —	$ —	$ —	$ —	$ 401.4
Operating lease obligations [1]	79.8	74.0	64.8	57.2	48.0	100.7	424.5
TCJA transition tax obligations [2]	7.7	10.6	13.3	—	—	—	31.6

(1) Refer to Operating Leases in Note 9 in Part II, Item 8 of this Annual Report on Form 10-K.
(2) Refer to Income Taxes in Note 10 in Part II, Item 8 of this Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make various estimates and judgments that affect reported amounts of assets, liabilities, sales, cost of sales, and expenses and related disclosure of contingent assets and liabilities. Refer to Note 2 in Part II, Item 8 of this Annual Report on Form 10-K for additional information regarding the significant accounting policies and methods used in the preparation of our consolidated financial statements.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential effect on our financial statements, so we consider these to be our critical accounting policies and estimates. Because of the uncertainty inherent in these matters, actual results may differ from the estimates we use in applying these critical accounting policies and estimates. We base our ongoing estimates on historical experience and other assumptions that we believe to be reasonable in the circumstances. Our critical accounting policies and estimates relate to sales reserves, allowance for uncollectible accounts receivable, excess, close-out and slow-moving inventory, impairment of long-lived assets, intangible assets and goodwill, and income taxes.

Management regularly discusses with our audit committee each of our critical accounting estimates, the development and selection of these accounting estimates, and the disclosure about each estimate in this Annual Report on Form 10-K. These discussions typically occur at our quarterly audit committee meetings and include the basis and methodology used in developing and selecting these estimates, the trends in and amounts of these estimates, specific matters affecting the amount of and changes in these estimates, and any other relevant matters related to these estimates, including significant issues concerning accounting principles and financial statement presentation.



Sales Reserves

The amount of consideration we receive and recognize as *Net sales* across both wholesale and DTC channels varies with changes in sales returns and other accommodations and incentives we offer to our customers. When we give our customers the right to return products or provide other accommodations such as chargebacks and markdowns, we estimate the expected sales returns and miscellaneous claims from customers and record sales reserves to reduce *Net sales.* As of December 31, 2022, our sales-related reserves were $115.4 million compared to $99.0 million as of December 31, 2021. The most significant variable affecting these reserve balances is net sales levels. As a percentage of *Net sales*, the sales reserves balances were 3.3% as of December 31, 2022 compared to 3.2% as of December 31, 2021. The reserve for returns from customers or consumers is the most susceptible component of our sales related to reserves to estimation uncertainty. These estimates are based on 1) historical rates of product returns and claims; and 2) events and circumstances that indicate changes to such historical rates, such as our customers' net inventory positions and their anticipated sell-through rates. However, actual returns and claims in any future period are inherently uncertain and thus may differ from our estimates. As a result, we adjust our estimates of revenue at the earlier of when the most likely amount of consideration we expect to receive changes or when the amount of consideration becomes fixed. If actual or expected future returns and claims are significantly different than the sales reserves established, we record an adjustment to *Net sales* in the period in which such determination was made.

Allowance for Uncollectible Accounts Receivable

We make ongoing estimates of the collectability of our accounts receivable and maintain an allowance for estimated credit losses resulting from the inability of our customers to make required payments. The allowance represents our current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. In determining the amount of the allowance, we consider our historical level of credit losses, as well as our judgments about the creditworthiness of customers based on ongoing credit evaluations. We analyze specific customer accounts, including aged receivables, customer concentrations, credit insurance coverage, standby letters of credit, and other forms of collateral, current economic trends, and changes in customer payment terms.

Our allowance for uncollectible accounts receivable decreased to $5.4 million as of December 31, 2022 compared to $8.9 million as of December 31, 2021. Because future changes in the financial stability of our customers is difficult to estimate, actual future losses from uncollectible accounts may differ from our estimates and may have a material effect on our financial position, results of operations or cash flows. If the financial condition of our customers deteriorates and results in their inability to make payments, a larger allowance may be required. If we determine that a smaller or larger allowance is appropriate, we will record an adjustment to *SG&A expenses* in the period in which we make such a determination.

Excess, Close-Out and Slow-Moving Inventory

We make ongoing estimates of potential excess, close-out or slow-moving inventory. We evaluate our inventory on hand to identify excess, close-out or slow-moving inventory by contemplating our 1) purchasing plans; 2) sales forecasts; 3) historical liquidation experience; and 4) the level and composition of inventory from current and prior seasons that remains unsold and establish provisions as necessary to properly reflect inventory value at the lower of cost or net realizable value. Provisions are established when necessary in the period in which we make such a determination. As of December 31, 2022, our inventory provisions reduced gross inventory by $29.4 million compared to $19.9 million as of December 31, 2021. The level of estimated excess inventory as of December 31, 2022 increased reflecting both higher total inventory and unsold inventory levels partially offset by an improvement in the aging of unsold inventory.

Impairment of Long-Lived Assets, Intangible Assets and Goodwill

Long-lived assets, which include property, plant and equipment, lease right-of-use ("ROU") assets, capitalized implementation costs for cloud computing arrangements, and intangible assets with finite lives are measured for impairment only when events or circumstances indicate the carrying value may not be recoverable. Our retail fleet long-lived assets are evaluated at the retail location level. Events that result in an impairment review of a retail location include plans to close a retail location or a significant decrease in the operating results of the retail location. When such an indicator occurs, we evaluate retail location long-lived assets for impairment by comparing the undiscounted future cash flow expected to be generated by the location to the location long-lived asset's carrying amount. If the carrying amount of an asset exceeds the estimated undiscounted future cash flow, an



analysis is performed to estimate the fair value of the asset. An impairment is recorded if the fair value of the retail location long-lived asset is less than the carrying amount.

During 2022 we tested certain long-lived assets consisting of property, plant, and equipment and lease ROU assets for impairment at certain underperforming retail locations. For the years ended December 31, 2022 and 2021, impairment charges from underperforming retail stores were not material. Further declines in projected future performance may adversely affect the recovery of retail locations assets.

We review and test our intangible assets with indefinite lives and goodwill for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that it is more likely than not that the fair value of the asset or reporting unit is less than its carrying amount. Our intangible assets with indefinite lives consist of trademarks and trade names (collectively "trademarks"). Substantially all of our goodwill is recorded in the U.S. segment and impairment testing for goodwill is performed at the reporting unit level. Key assumptions used in the discounted cash flow models are cash flow projections and the discount rate. Cash flow projections are developed in part from our annual planning process. The discount rate is based on the estimated weighted-average costs of capital of the reporting unit from a market-participant perspective. When we include market-based valuation methods to estimate fair value of our reporting units as part of the goodwill impairment testing, we utilize market multiples for guideline public companies.

In the impairment tests for trademarks, we compare the estimated fair value of each asset to its carrying amount. The fair values of trademarks are estimated using a relief from royalty method under the income approach. If the carrying amount of a trademark exceeds its estimated fair value, we calculate impairment as the excess of carrying amount over the estimate of fair value. In our 2022 impairment test, we determined that the prAna brand’s trademark was impaired and we recognized an $18.7 million impairment charge for the year ended December 31, 2022 reducing the carrying value to $51.8 million. The decline in estimated fair value from the fourth-quarter 2021 impairment test reflects a decline in forecasted revenue, a lower estimated royalty rate, and a slightly higher discount rate. As part of our 2020 annual impairment test, we previously recognized a $17.5 million impairment of prAna’s trademark.

In the impairment test for goodwill, we compare the estimated fair value of the reporting unit with the carrying amount of that reporting unit. If the carrying amount of the reporting unit exceeds its estimated fair value, we calculate an impairment as the excess of carrying amount over the estimate of fair value. We estimate the fair value of our reporting units using a combination of discounted cash flow analysis and market-based valuation methods, as appropriate. In our 2022 impairment test, we determined that prAna goodwill was impaired and we recognized a $16.9 million impairment charge for the year ended December 31, 2022, reducing the carrying value of prAna's goodwill to $37.3 million. The decline in estimated fair value from the fourth quarter 2021 impairment test reflects lower assumed revenue and operating income levels, while the weighted average costs of capital used in the discounted cash flow model remained relatively unchanged.

Our impairment tests and related fair value estimates are based on a number of factors, including assumptions and estimates for projected sales, income, cash flows, discount rates, market-based multiples, and other operating performance measures. Changes in estimates or the application of alternative assumptions could produce significantly different results. These assumptions and estimates may change in the future due to changes in economic conditions, changes in our ability to meet sales and profitability objectives or changes in our business operations or strategic direction.

Income Taxes

We make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities and our uncertain tax positions. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for *Income tax expense* in our Consolidated Statements of Operations.

Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could cause our current assumptions, judgments and estimates of recoverable net deferred tax assets to be



inaccurate. Changes in any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, which could materially affect our financial position, results of operations or cash flows.

Our assumptions, judgement and estimates relative to uncertain tax positions take into account whether a tax position is more likely than not to be sustained upon examination by the relevant taxing authority based on the technical merits of the position and the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for *Income tax expense* in our Consolidated Statements of Operations.

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. As the calendar year progresses, we periodically refine our estimate based on actual events and earnings by jurisdiction. This ongoing estimation process can result in changes to our expected effective tax rate for the full calendar year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that our year-to-date provision equals our expected annual effective tax rate.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position and results of operations are subject to a variety of risks, including risks associated with global financial and capital markets, primarily currency exchange rate risk and, to a lesser extent, interest rate risk. We regularly assess these risks and have established policies and business practices designed to mitigate their effects. We do not engage in speculative trading in any financial or capital market.

FOREIGN EXCHANGE RISK

Our primary currency exchange rate risk management objective is to mitigate the uncertainty of anticipated cash flows attributable to changes in exchange rates. We focus on mitigating changes in functional currency equivalent cash flows resulting from anticipated United States dollar denominated inventory purchases by subsidiaries that use European euros, Canadian dollars, Japanese yen, Chinese renminbi, or Korean won as their functional currency. We also mitigate changes in functional currency equivalent cash flows resulting from anticipated non-functional currency denominated sales for subsidiaries that use United States dollars and European euros as their functional currency. We manage this risk primarily by using currency forward contracts. Additionally, we hedge net balance sheet exposures related primarily to non-functional currency denominated monetary assets and liabilities using foreign currency forward contracts in European euros, Japanese yen, Canadian dollars, Swiss francs, Chinese renminbi, Korean won, British pound sterling, Danish krone, Norwegian kroner, Polish zloty, Swedish krona and Czech koruna. Non-functional currency denominated monetary assets and liabilities consist of cash and cash equivalents, short-term investments, receivables, payables, deferred income taxes, and intercompany loans and dividends.

The net fair value of our derivative contracts was favorable by approximately $24.9 million as of December 31, 2022. A 10% unfavorable exchange rate change in the euro, franc, Canadian dollar, yen, renminbi, won, pound sterling, krone, zloty, krona and koruna against the United States dollar would have resulted in the net fair value declining by approximately $66.4 million as of December 31, 2022. Changes in fair value of derivative contracts resulting from foreign exchange rate fluctuations would be substantially offset by the change in value of the underlying hedged transactions.

INTEREST RATE RISK

Our negotiated credit facilities generally charge interest based on a benchmark rate such as the secured overnight financing rate. Fluctuations in short-term interest rates cause interest payments on drawn amounts to increase or decrease. As of December 31, 2022, no balance was outstanding under our credit facilities.



COMMODITY PRICE RISK

We are exposed to market risk for the pricing of the raw materials used to manufacture our products. These raw materials are purchased directly by our contract manufacturers.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our management is responsible for the information and representations contained in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which we consider appropriate in the circumstances and include some amounts based on our best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably ensure that assets are safeguarded from unauthorized use or disposition and which provide for the preparation of financial statements in conformity with GAAP. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

The audit committee is responsible for appointing the independent registered public accounting firm and reviews with the independent registered public accounting firm and management the scope and the results of the annual examination, the effectiveness of the accounting control system and other matters relating to our financial affairs as they deem appropriate.



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Columbia Sportswear Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2022, the related notes, and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Intangible Assets, Net – prAna Trademark– Refer to Notes 2 and 6 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company has trademarks and trade names (“trademarks”) that are indefinite-lived intangible assets. As of December 31, 2022, the carrying value of the intangible assets were $81.6 million, of which $51.8 million was attributed to prAna’s trademark, after recognizing $18.7 million of impairment loss in the year ended December 31, 2022. The Company used the relief from royalty method to estimate fair value, which requires management to make significant estimates and assumptions related to projected revenues, royalty rates and discount rates to estimate the fair value of the prAna trademark.

Auditing management’s estimates and assumptions related to projected revenues for prAna involved especially subjective judgement.



How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates and assumptions related to projected revenues for the prAna trademark valuation included the following, among others:

- We tested the effectiveness of controls over intangible assets, including those over the forecasts of future revenues.
- We evaluated management's ability to accurately forecast future revenues by comparing actual results to management's historical forecasts.
- We evaluated the reasonableness of management's revenue forecasts by comparing the forecasts to:
    - Historical revenues.
    - Forecasted information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies.
- To evaluate the reasonableness of the (1) discount rate and (2) royalty rate, with the assistance of our fair value specialists, we:
    - Developed a range of independent estimates of the discount rate and compared those to the discount rate selected by management to assess the appropriateness of the discount rate assumption.
    - Tested the inputs and source information underlying the determination of the discount rate by comparing to reputable third-party data or industry information and tested the mathematical accuracy of the calculation.
    - Testing the source information underlying the determination of the royalty rate selected by management and compared the selected royalty rates from royalty agreements in the outdoor apparel industry for comparable companies and the Company's own contract royalty rates.

Goodwill – prAna Goodwill – Refer to Notes 2 and 6 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The goodwill balance was $51.7 million as of December 31, 2022, of which $37.3 million was allocated to the prAna Reporting Unit ("prAna"), after recognizing $16.9 million of impairment loss in the year ended December 31, 2022. The Company used a combination of discounted cash flow analysis and market-based valuation methods, which requires management to make significant estimates and assumptions related to projected revenues, discount rates, market-based multiples, and other operating performance measures. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, if any, or both.

Auditing management's estimates and assumptions related to projected revenues, discount rate and market multiples for prAna involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures for management's estimates and assumptions related to projected revenues, for the prAna Goodwill valuation included the following, among others:

- We tested the effectiveness of internal controls over the prAna goodwill impairment analysis, including those over the forecast of future revenues, the selection of the discount rate and market-based multiples.
- We evaluated management's ability to accurately forecast revenues by comparing actual results to management's historical forecasts.
- We evaluated the reasonableness of management's revenue forecasts by comparing the forecasts to:
    - Historical revenues.
    - Forecasted information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies.
- To evaluate the reasonableness of the discount rate, with the assistance of our fair value specialists, we:



    - Developed a range of independent estimates of the discount rate and compared those to the discount rate by comparing to reputable third-party data or industry information and tested the mathematical accuracy of the calculation.
    - Tested the inputs and source information underlying the determination of the discount rate by comparing to reputable third-party data or industry information and tested the mathematical accuracy of the calculation.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the market multiple management applied to the projected revenues as part of their market-based valuation method through comparison to valuation multiples for guideline public companies.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
February 23, 2023

We have served as the Company's auditor since at least 1994; however, an earlier year could not be reliably determined.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Columbia Sportswear Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Columbia Sportswear Company and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 23, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
February 23, 2023



CONSOLIDATED BALANCE SHEETS

(in thousands)		2022		2021
ASSETS				
Current Assets:				
Cash and cash equivalents	$	430,241	$	763,404
Short-term investments		722		131,145
Accounts receivable, net of allowance of 5,443 and 8,893, respectively		547,561		487,803
Inventories		1,028,545		645,379
Prepaid expenses and other current assets		129,872		86,306
Total current assets		2,136,941		2,114,037
Property, plant and equipment, net		291,214		291,088
Operating lease right-of-use assets		324,409		330,928
Intangible assets, net		81,558		101,908
Goodwill		51,694		68,594
Deferred income taxes		94,162		92,121
Other non-current assets		71,568		68,452
Total assets	$	3,051,546	$	3,067,128
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts payable	$	322,472	$	283,349
Accrued liabilities		328,759		316,485
Operating lease liabilities		68,685		67,429
Income taxes payable		18,802		13,127
Total current liabilities		738,718		680,390
Non-current operating lease liabilities		310,625		317,666
Income taxes payable		33,251		44,541
Deferred income taxes		143		—
Other long-term liabilities		33,020		35,279
Total liabilities		1,115,757		1,077,876
Commitments and contingencies (Note 12)				
Shareholders' Equity:				
Preferred stock; 10,000 shares authorized; none issued and outstanding		—		—
Common stock (no par value); 250,000 shares authorized; 62,139 and 65,164 issued and outstanding, respectively		12,692		—
Retained earnings		1,953,734		1,993,628
Accumulated other comprehensive income (loss)		(30,637)		(4,376)
Total shareholders' equity		1,935,789		1,989,252
Total liabilities and shareholders' equity	$	3,051,546	$	3,067,128

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Year Ended December 31, 2022	2021	2020
Net sales	$ 3,464,152	$ 3,126,402	$ 2,501,554
Cost of sales	1,753,074	1,513,947	1,277,665
Gross profit	1,711,078	1,612,455	1,223,889
Selling, general and administrative expenses	1,304,394	1,180,323	1,081,448
Impairment of goodwill and intangible assets	35,600	—	17,500
Net licensing income	22,020	18,372	12,108
Operating income	393,104	450,504	137,049
Interest income, net	2,713	1,380	435
Other non-operating income (expense), net	1,593	(373)	2,039
Income before income tax	397,410	451,511	139,523
Income tax expense	(85,970)	(97,403)	(31,510)
Net income	$ 311,440	$ 354,108	$ 108,013
Earnings per share:			
Basic	$ 4.96	$ 5.37	$ 1.63
Diluted	$ 4.95	$ 5.33	$ 1.62
Weighted average shares outstanding:			
Basic	62,754	65,942	66,376
Diluted	62,970	66,415	66,772

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	Year Ended December 31, 2022	2021	2020
Net income	$ 311,440	$ 354,108	$ 108,013
Other comprehensive income (loss):			
Change in available-for-sale securities	—	—	4
Change in derivative transactions (net of tax effects of $(4,358), $(7,138), and $6,271, respectively)	11,876	19,283	(18,851)
Foreign currency translation adjustments (net of tax effects of $218, $(40), and $(388), respectively)	(38,137)	(24,465)	24,078
Other comprehensive income (loss)	(26,261)	(5,182)	5,231
Comprehensive income	$ 285,179	$ 348,926	$ 113,244

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2022	2021	2020
Cash flows from operating activities:			
Net income	$ 311,440	$ 354,108	$ 108,013
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation, amortization, and non-cash lease expense	117,399	115,571	146,601
Provision for uncollectible accounts receivable	(2,044)	(10,758)	19,156
Loss on disposal or impairment of investments, property, plant and equipment, right-of-use assets, goodwill, and intangible assets	38,194	1,233	31,342
Deferred income taxes	(8,118)	(9,798)	(11,263)
Stock-based compensation	21,021	19,126	17,778
Changes in operating assets and liabilities:			
Accounts receivable	(64,495)	(31,622)	22,885
Inventories	(399,851)	(100,261)	64,884
Prepaid expenses and other current assets	(25,749)	(24,858)	33,712
Other assets	(2,475)	1,231	(21,224)
Accounts payable	40,429	75,513	(49,275)
Accrued liabilities	20,683	66,457	(52,115)
Income taxes payable	(5,871)	(15,248)	9,082
Operating lease assets and liabilities	(62,749)	(85,176)	(52,112)
Other liabilities	(3,055)	(1,112)	8,613
Net cash provided by (used in) operating activities	(25,241)	354,406	276,077
Cash flows from investing activities:			
Purchases of short-term investments	(44,876)	(130,191)	(35,044)
Sales and maturities of short-term investments	176,083	1,184	36,631
Capital expenditures	(58,467)	(34,744)	(28,758)
Net cash provided by (used in) investing activities	72,740	(163,751)	(27,171)
Cash flows from financing activities:			
Proceeds from credit facilities	52,918	38,334	402,422
Repayments on credit facilities	(52,979)	(38,156)	(403,146)
Payment of line of credit issuance fees	(604)	—	(3,278)
Proceeds from issuance of common stock related to stock-based compensation	6,588	28,783	6,919
Tax payments related to stock-based compensation	(4,229)	(5,812)	(4,533)
Repurchase of common stock	(287,443)	(165,415)	(132,889)
Cash dividends paid	(75,082)	(68,623)	(17,195)
Net cash used in financing activities	(360,831)	(210,889)	(151,700)
Net effect of exchange rate changes on cash	(19,831)	(7,087)	7,510
Net increase (decrease) in cash and cash equivalents	(333,163)	(27,321)	104,716
Cash and cash equivalents, beginning of period	763,404	790,725	686,009
Cash and cash equivalents, end of period	$ 430,241	$ 763,404	$ 790,725
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	$ 92,110	$ 129,483	$ 14,687
Supplemental disclosures of non-cash investing and financing activities:			
Property, plant and equipment acquired through increase in liabilities	$ 11,103	$ 5,853	$ 3,831

See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except per share amounts)	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares Outstanding	Amount			
Balance, December 31, 2019	67,561	$ 4,937	$ 1,848,935	$ (4,425)	$ 1,849,447
Net income	—	—	108,013	—	108,013
Other comprehensive income (loss)	—	—	—	5,231	5,231
Cash dividends ($0.26 per share)	—	—	(17,195)	—	(17,195)
Issuance of common stock related to stock-based compensation, net	248	2,386	—	—	2,386
Stock-based compensation expense	—	17,778	—	—	17,778
Repurchase of common stock	(1,557)	(4,936)	(127,953)	—	(132,889)
Balance, December 31, 2020	66,252	20,165	1,811,800	806	1,832,771
Net income	—	—	354,108	—	354,108
Other comprehensive income (loss)	—	—	—	(5,182)	(5,182)
Cash dividends ($1.04 per share)	—	—	(68,623)	—	(68,623)
Issuance of common stock related to stock-based compensation, net	567	22,971	—	—	22,971
Stock-based compensation expense	—	19,126	—	—	19,126
Repurchase of common stock	(1,655)	(62,262)	(103,657)	—	(165,919)
Balance, December 31, 2021	65,164	—	1,993,628	(4,376)	1,989,252
Net income	—	—	311,440	—	311,440
Other comprehensive income (loss)	—	—	—	(26,261)	(26,261)
Cash dividends ($1.20 per share)	—	—	(75,082)	—	(75,082)
Issuance of common stock related to stock-based compensation, net	210	2,359	—	—	2,359
Stock-based compensation expense	—	21,021	—	—	21,021
Repurchase of common stock	(3,235)	(10,688)	(276,252)	—	(286,940)
Balance, December 31, 2022	62,139	$ 12,692	$ 1,953,734	$ (30,637)	$ 1,935,789

See accompanying notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 — BASIS OF PRESENTATION AND ORGANIZATION

NATURE OF THE BUSINESS

Columbia Sportswear Company connects active people with their passions through its four well-known brands, Columbia, SOREL, Mountain Hardwear, and prAna, by designing, developing, marketing, and distributing its outdoor, active and lifestyle apparel, footwear, accessories, and equipment products to meet the diverse needs of its customers and consumers.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Columbia Sportswear Company, its wholly owned subsidiaries and entities in which it maintained a controlling financial interest (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

RECLASSIFICATIONS

Certain amounts in prior period consolidated financial statements have been reclassified to conform to our current period presentation.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions. The Company's significant estimates relate to sales reserves, allowance for uncollectible accounts receivable, excess, close-out and slow-moving inventory, impairment of long-lived assets, intangible assets and goodwill, and income taxes.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are stated at fair value or at cost, which approximates fair value, and include short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity they present insignificant risk of changes in value because of changes in interest rates. As of December 31, 2022 and December 31, 2021, *Cash and cash equivalents* consisted of cash and money market funds.

INVESTMENTS

As of December 31, 2022, *Short-term investments* consisted of money market funds and mutual fund shares held as part of the Company's deferred compensation plan expected to be distributed in the next twelve months. As of December 31, 2021, *Short-term investments* consisted of United States government treasury bills as well as money market funds and mutual fund shares held as part of the Company's deferred compensation plan expected to be distributed in the next twelve months. The United States government treasury bills are classified as available-for-sale securities and are recorded at fair value with any unrealized gains or losses reported, net of tax, in *Other comprehensive income (loss)*. Investments held as part of the Company's deferred compensation plan are classified as trading securities and are recorded at fair value with any unrealized gains and losses included in *Selling, general, and administrative ("SG&A") expenses*. Realized gains or losses from these trading securities are determined based on the specific identification method and are included in *SG&A expenses*.



As of December 31, 2022 and 2021, long-term investments included in *Other non-current assets* consisted of money market funds and mutual fund shares held to offset liabilities to participants in the Company's deferred compensation plan. These investments are classified as long-term because the related deferred compensation liabilities are not expected to be paid within the next year. These investments are classified as trading securities and are recorded at fair value with unrealized gains and losses reported as *SG&A expenses*.

ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for doubtful accounts. The Company maintains an allowance for estimated credit losses resulting from the inability of the Company's customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company's ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Write-offs of accounts receivable were $1.0 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively.

INVENTORIES

Inventories consist primarily of finished goods and are carried at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates the first-in, first-out method. The Company periodically reviews its inventories for excess, close-out or slow-moving items and makes provisions as necessary to properly reflect inventory value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The principal estimated useful lives are: land improvements, 15 years; buildings and building improvements, 15-30 years; furniture and fixtures, 3-10 years; and machinery, software and equipment, 3-10 years. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement, which is most commonly 7 years, or the remaining term of the underlying lease.

Improvements to property, plant and equipment that substantially extend the useful life of the asset are capitalized. Repair and maintenance costs are expensed as incurred. Internal and external costs directly related to the development of internal-use software during the application development stage, including costs incurred for third party contractors and employee compensation, are capitalized and depreciated over a 3-10 year estimated useful life.

INTANGIBLE ASSETS AND GOODWILL

Intangible assets with indefinite lives and goodwill are not amortized but are periodically evaluated for impairment. Intangible assets that are determined to have finite lives are amortized using the straight-line method over their estimated useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. Intangible assets with finite lives include patents, purchased technology and customer relationships and have estimated useful lives which range from approximately 3 to 10 years.

CLOUD COMPUTING ARRANGEMENTS

The Company's cloud computing arrangements that are service contracts ("CCAs") primarily relate to various enterprise resource planning systems, as well as other supporting systems. Implementation costs associated with CCAs are capitalized ("CCA assets") when incurred during the application development stage and generally included in *Other non-current assets* in the Consolidated Balance Sheets. CCA assets are amortized on a straight-line basis over their assessed useful lives or the contractual term of the CCA contract, whichever is shorter, with amortization included in the same financial statement line item in the Consolidated Statement of Operations as the expense for fees in the associated CCA contract. As of December 31, 2022, CCA assets in-service have useful lives which range from approximately ten months to six years. As of December 31, 2022 and 2021, CCA assets consisted of capitalized implementation costs of $36.0 million and $26.6 million, respectively and associated

accumulated amortization of $12.6 million and $6.8 million, respectively. Changes in these assets are recorded in *Other assets* within operating activities in the Consolidated Statements of Cash Flows.

LEASES

The Company leases, among other things, retail space, office space, warehouse facilities, storage space, vehicles, and equipment. Generally, the base lease terms are between 5 and 10 years. Certain lease agreements contain scheduled rent escalation clauses and others include rental payments adjusted periodically depending on an index or rate. Certain retail space lease agreements provide for additional rents based on a percentage of annual sales in excess of stipulated minimums ("percentage rent"). Certain lease agreements require the Company to pay real estate taxes, insurance, common area maintenance, and other costs, collectively referred to as operating costs, in addition to base rent.

Certain lease agreements also contain lease incentives, such as tenant improvement allowances and rent holidays. Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 10 years or more. The exercise of lease renewal options is generally at the Company's sole discretion. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company determines if an arrangement is or contains a lease at contract inception. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. Key estimates and judgments include how the Company determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) the lease term and (3) lease payments.

Unpaid lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company cannot determine the interest rate implicit in the lease because it does not have access to the lessor's estimated residual value or the amount of the lessor's deferred initial direct costs. Therefore, the Company generally uses its incremental borrowing rate as the discount rate for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Company does not generally borrow on a collateralized basis, it uses market-based rates as an input to derive an appropriate incremental borrowing rate, adjusted for the lease term and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease. The Company also contemplates adjusting the discount rate for the amount of the lease payments.

The Company's lease contracts may include options to extend the lease following the initial term or terminate the lease prior to the end of the initial term. In most instances, at the commencement of the leases, the Company has determined that it is not reasonably certain to exercise either of these options; accordingly, these options are generally not considered in determining the initial lease term. At the renewal of an expiring lease, the Company reassesses options in the contract that it is reasonably certain to exercise in its measurement of lease term.

For lease agreements entered into or reassessed after the adoption of Accounting Standards Codification ("ASC") 842, the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. Therefore, for those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

Variable lease payments associated with the Company's leases are recognized upon occurrence of the event, activity, or circumstance in the lease agreement on which those payments are assessed. Variable lease payments are presented in the Company's Consolidated Statements of Operations in the same line item as expense arising from fixed lease payments.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

For lease concessions related to the effects of the COVID-19 pandemic that provide a deferral of payments with no substantive changes to the consideration in the original contract, the Company continues to recognize expense during the deferral period.



For concessions related to the effects of the COVID-19 pandemic in the form of lease abatements, the reduced lease payments are accounted for as reductions to variable lease expense.

IMPAIRMENT OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

Long-lived assets, which include property, plant and equipment, lease ROU assets, capitalized implementation costs for cloud computing arrangements, and intangible assets with finite lives, are tested for recoverability only when events or circumstances indicate the carrying value may not be recoverable. In these cases, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset or asset group, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimate of fair value.

The Company reviews and tests its intangible assets with indefinite lives and goodwill for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that it is more likely than not that the fair value of the asset or reporting unit is less than its carrying amount. The Company's intangible assets with indefinite lives consist of trademarks and trade names. In the impairment test for goodwill, the estimated fair value of the reporting unit is compared with the carrying amount of that reporting unit. In the impairment tests for trademarks and trade names, the Company compares the estimated fair value of each asset to its carrying amount. For goodwill and trademarks and trade names, if the carrying amount exceeds its estimated fair value, the Company calculates an impairment as the excess of carrying amount over the estimate of fair value.

Impairment charges of long-lived assets, if any, are classified as *SG&A expenses*. Impairment charges of goodwill and indefinite-lived intangible assets, if any, are classified as *Impairment of goodwill and intangible assets* in the Consolidated Statements of Operations.

INCOME TAXES

Income taxes are based on amounts of taxes payable or refundable in the current year and on expected future tax consequences of events that are recognized in the financial statements in different periods than they are recognized in tax returns. As a result of timing of recognition and measurement differences between financial accounting standards and income tax laws, temporary differences arise between amounts of pre-tax financial statement income and taxable income and between reported amounts of assets and liabilities in the Consolidated Balance Sheets and their respective tax bases. Deferred income tax assets and liabilities reported in the Consolidated Balance Sheets reflect estimated future tax effects attributable to these temporary differences and to net operating loss and net capital loss carryforwards, based on tax rates expected to be in effect for years in which the differences are expected to be settled or realized. Realization of deferred tax assets is dependent on future taxable income in specific jurisdictions. Valuation allowances are used to reduce deferred tax assets to amounts considered likely to be realized.

Accrued income taxes in the Consolidated Balance Sheets include unrecognized income tax benefits relating to uncertain tax positions, including related interest and penalties, appropriately classified as current or non-current. The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. In making this determination, the Company assumes that the taxing authority will examine the position and that it will have full knowledge of all relevant information. Changes in the Company's assessment may result in the recognition of a tax benefit or an additional charge to the tax provision in the period the assessment changes.

DERIVATIVES

The effective portion of changes in fair values of outstanding cash flow hedges is recorded in *Accumulated other comprehensive income (loss)* until earnings are affected by the hedged transaction, and any ineffective portion is included in earnings. In most cases, amounts recorded in *Accumulated other comprehensive income (loss)* will be released to earnings after maturity of the related derivative. The Consolidated Statements of Operations classification of effective hedge results is the same as that of the



underlying exposure. Results of hedges of product costs are recorded in *Cost of sales* when the underlying hedged transactions affect earnings. Results of hedges of revenue are recorded in *Net sales* when the underlying hedged transactions affect earnings. Unrealized derivative gains and losses, which are recorded in assets and liabilities, respectively, are non-cash items and therefore are taken into account in the preparation of the Consolidated Statements of Cash Flows based on their respective balance sheet classifications.

FOREIGN CURRENCY TRANSLATION

For the Company's subsidiaries whose functional currency is not the United States dollar, assets and liabilities have been translated into United States dollars using the exchange rates in effect at period end, and the sales and expenses have been translated into United States dollars using average exchange rates in effect during the period. The foreign currency translation adjustments are included as a component of *Accumulated other comprehensive income (loss)* in the Consolidated Balance Sheets.

REVENUE RECOGNITION

Revenues are recognized when the Company's performance obligations are satisfied as evidenced by transfer of control of promised goods to customers or consumers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Within the Company's wholesale channel, control generally transfers to the customer upon shipment to, or upon receipt by, the customer depending on the terms of sale with the customer. Within the Company's direct-to-consumer ("DTC") channel, control generally transfers to the consumer at the time of sale within retail stores and concession-based arrangements and generally upon shipment to the consumer with respect to e-commerce transactions.

The amount of consideration the Company expects to be entitled to receive and recognize as *Net sales* across both wholesale and DTC channels varies with changes in sales returns, other accommodations and incentives offered. The Company estimates expected sales returns and other accommodations, such as chargebacks and markdowns, and records a sales reserve to reduce *Net sales.* These estimates are based on historical rates of product returns and claims, as well as events and circumstances that indicate changes to such historical rates. However, actual returns and claims in any future period are inherently uncertain and thus may differ from estimates. As a result, the Company adjusts estimates of revenue at the earlier of when the most likely amount of consideration the Company expects to receive changes or when the amount of consideration becomes fixed. If actual or expected future returns and claims are significantly greater or lower than the sales reserves established, the Company records an adjustment to *Net sales* in the period in which it made such determination.

Licensing income, which is presented separately as *Net licensing income* on the Consolidated Statements of Operations and represents less than 1% of total revenue, is recognized over time based on the greater of contractual minimum royalty guarantees and actual, or estimated, sales of licensed products by the Company's licensees.

The Company expenses sales commissions when incurred, which is generally at the time of sale, because the amortization period would have been one year or less. These costs are recorded within *SG&A expenses*.

Revenue recognized from contracts with customers is recorded net of sales taxes, value added taxes, or similar taxes that are collected on behalf of local taxing authorities.

Shipping and Handling Costs

The Company treats shipping and handling activities as fulfillment costs, and as such recognizes the costs for these activities at the time the related revenue is recognized. The majority of these costs, typically associated with warehousing and handling of inventory, are generally recorded as *SG&A expenses*, while the direct costs associated with shipping goods to customers and consumers are recorded as *Cost of sales*. Shipping and handling fees billed to customers are recorded as *Net sales*. Shipping and handling costs recorded as a component of *SG&A expenses* were $155.8 million, $114.4 million and $98.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.



COST OF SALES

Cost of sales consists of all direct product costs, including shipping, duties and importation costs, as well as specific provisions for excess, close-out or slow-moving inventory. In addition, certain products carry life-time or limited warranty provisions for defects in quality and workmanship. *Cost of sales* includes a warranty reserve established for these provisions at the time of sale to cover estimated costs based on the Company's history of warranty repairs and replacements.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses consists of personnel-related costs, advertising, depreciation and amortization, occupancy, and other selling and general operating expenses related to the Company's business functions.

STOCK-BASED COMPENSATION

Stock-based compensation cost is estimated at the grant date based on the award's fair value. For stock options and service-based restricted stock units, stock-based compensation cost is recognized over the expected requisite service period using the straight-line attribution method. For performance-based restricted stock units, stock-based compensation cost is recognized based on the Company's assessment of the probability of achieving performance targets in the reporting period. The Company estimates forfeitures for stock-based awards granted, but which are not expected to vest.

ADVERTISING COSTS

Advertising costs, including marketing and demand creation spending, are expensed in the period incurred and are included in *SG&A expenses*. Total advertising expense, including cooperative advertising costs, was $205.9 million, $184.8 million and $141.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Cooperative advertising costs are expensed when the related revenues are recognized and included in *SG&A expenses*.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

The Company adopted ASU No. 2021-10 (“ASU 2021-10”), Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, effective January 1, 2022, using the prospective method of adoption. ASU 2021-10 increases transparency of government assistance received by a business entity by requiring annual disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. ASU 2021-10 was effective for annual periods beginning after December 15, 2021. At adoption, there was not a material impact to the Company's consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

None.

NOTE 3 — REVENUES

DISAGGREGATED REVENUE

As disclosed below in Note 17, the Company has four geographic reportable segments: United States ("U.S."), Latin America and Asia Pacific ("LAAP"), Europe, Middle East and Africa ("EMEA") and Canada.

The following tables disaggregate the Company's operating segment *Net sales* by product category and channel, which the Company believes provides a meaningful depiction of how the nature, timing, and uncertainty of *Net sales* are affected by economic factors:



(in thousands)	Year Ended December 31, 2022 U.S.	LAAP	EMEA	Canada	Total
Product category net sales					
Apparel, Accessories and Equipment	$ 1,829,389	$ 354,000	$ 303,731	$ 173,911	$ 2,661,031
Footwear	472,857	119,866	134,823	75,575	803,121
Total	$ 2,302,246	$ 473,866	$ 438,554	$ 249,486	$ 3,464,152
Channel net sales					
Wholesale	$ 1,114,337	$ 225,932	$ 364,598	$ 162,773	$ 1,867,640
Direct-to-consumer	1,187,909	247,934	73,956	86,713	1,596,512
Total	$ 2,302,246	$ 473,866	$ 438,554	$ 249,486	$ 3,464,152

(in thousands)	Year Ended December 31, 2021 U.S.	LAAP	EMEA	Canada	Total
Product category net sales					
Apparel, Accessories and Equipment	$ 1,624,542	$ 347,071	$ 263,432	$ 154,109	$ 2,389,154
Footwear	435,758	118,428	118,628	64,434	737,248
Total	$ 2,060,300	$ 465,499	$ 382,060	$ 218,543	$ 3,126,402
Channel net sales					
Wholesale	$ 983,799	$ 215,448	$ 317,104	$ 144,008	$ 1,660,359
Direct-to-consumer	1,076,501	250,051	64,956	74,535	1,466,043
Total	$ 2,060,300	$ 465,499	$ 382,060	$ 218,543	$ 3,126,402

(in thousands)	Year Ended December 31, 2020 U.S.	LAAP	EMEA	Canada	Total
Product category net sales					
Apparel, Accessories and Equipment	1,231,835	320,616	197,052	118,116	$ 1,867,619
Footwear	371,948	103,873	101,855	56,259	633,935
Total	$ 1,603,783	$ 424,489	$ 298,907	$ 174,375	$ 2,501,554
Channel net sales					
Wholesale	838,388	198,083	249,161	117,628	$ 1,403,260
Direct-to-consumer	765,395	226,406	49,746	56,747	1,098,294
Total	$ 1,603,783	$ 424,489	$ 298,907	$ 174,375	$ 2,501,554

PERFORMANCE OBLIGATIONS

For the years December 31, 2022 and 2021, *Net sales* recognized from performance obligations related to prior periods were not material. *Net sales* expected to be recognized in any future period related to remaining performance obligations is not material.

CONTRACT BALANCES

As of December 31, 2022 and 2021, the Company did not have contract assets and had an immaterial amount of contract liabilities included in *Accrued liabilities* on the Consolidated Balance Sheets.



NOTE 4 — CONCENTRATIONS

TRADE RECEIVABLES

The Company had one customer that accounted for approximately 13.8% and 14.3% of *Accounts receivable, net* as of December 31, 2022 and 2021, respectively. No single customer accounted for 10% or more of *Net sales* for any of the years ended December 31, 2022, 2021 or 2020.

NOTE 5 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	December 31,	
(in thousands)	**2022**	**2021**
Land and improvements	$ 32,964	$ 33,107
Buildings and improvements	211,495	209,792
Machinery, software and equipment	386,657	382,337
Furniture and fixtures	104,190	99,946
Leasehold improvements	162,210	155,872
Construction in progress	17,609	12,694
	915,125	893,748
Less accumulated depreciation	(623,911)	(602,660)
	$ 291,214	$ 291,088

Depreciation expense for *Property, plant and equipment, net* was $53.1 million, $54.2 million, and $60.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Impairment charges for *Property, plant and equipment, net* are included in *SG&A expenses* and were $0.8 million, $0.5 million, and $5.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. Charges during the years ended December 31, 2022, 2021 and 2020 were recorded primarily for certain underperforming retail stores in the U.S., EMEA and LAAP regions.



NOTE 6 — INTANGIBLE ASSETS, NET AND GOODWILL

INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31,	
(in thousands)	2022	2021
Intangible assets with definite lives:		
Patents and purchased technology	$ 14,198	$ 14,198
Customer relationships	23,000	23,000
Gross carrying amount	37,198	37,198
Accumulated amortization:		
Patents and purchased technology	(14,198)	(14,198)
Customer relationships	(20,663)	(19,013)
Accumulated amortization	(34,861)	(33,211)
Net carrying amount	2,337	3,987
Intangible assets with indefinite lives	79,221	97,921
Intangible assets, net	$ 81,558	$ 101,908

Amortization expense for intangible assets subject to amortization was $1.7 million, $1.7 million and $2.5 million for the years ended December 31, 2022, 2021 and 2020 respectively.

For the year ended December 31, 2022, an impairment charge of $18.7 million was recorded for the impairment of prAna's trademark and trade name (collectively, "trademark"), which is an indefinite-lived intangible asset recorded in the U.S. segment. The impairment of the prAna trademark was determined as part of the annual impairment test. The decline in estimated fair value from the fourth quarter 2021 impairment test reflects a decline in forecasted revenue, a lower estimated royalty rate, and a slightly higher discount rate. For the year ended December 31, 2021, there were no impairments recorded for intangible assets with indefinite lives. For the year ended December 31, 2020, an impairment charge of $17.5 million was recorded for the impairment of prAna's trademark. The impairment of the prAna trademark was determined as part of the annual impairment test. The decline in estimated fair value from the fourth quarter 2020 impairment test compared to the fourth quarter 2019 impairment test reflected a lower estimated royalty rate and a decline in forecasted revenues. The Company estimated fair value using a relief from royalty method under the income approach. Cash flow projections were developed in part from the Company's annual planning process. The discount rate was the equity component of the estimated weighted average cost of capital of the reporting unit from a market-participant perspective.

The following table presents the remaining estimated annual amortization expense of intangible assets with definite lives for the years 2023 through 2027:

(in thousands)	
2023	1,650
2024	687
2025	—
2026	—
2027	—



GOODWILL

The following table sets forth the changes in *Goodwill*.:

(in thousands)		
Balance as of December 31, 2020		
Gross	$	73,208
Accumulated impairment loss		(4,614)
Carrying value		68,594
Balance as of December 31, 2021		
Gross		73,208
Accumulated impairment loss		(4,614)
Carrying value		68,594
Impairment losses during the year		(16,900)
Balance as of December 31, 2022		
Gross		73,208
Accumulated impairment loss		(21,514)
Carrying value	$	51,694

Substantially all of the Company's goodwill is recorded in the U.S. segment. For the year ended December 31, 2022, an impairment charge of $16.9 million was recorded. The impairment of goodwill attributable to the prAna business was determined as part of the annual impairment test. The Company estimated the fair value of the prAna reporting unit using a combination of discounted cash flow analysis and market-based valuation methods. Key assumptions used in the discounted cash flow models are cash flow projections and the discount rate. Cash flow projections are developed in part from our annual planning process. The discount rate is the estimated weighted-average costs of capital of the reporting unit from a market-participant perspective. The market-based valuation methods to estimate fair value of the reporting units utilized market multiples for guideline public companies. The decline in estimated fair value from the fourth-quarter 2021 impairment test reflects lower assumed revenue and operating income levels, while the weighted-average cost of capital used in the discounted cash flow model remained relatively unchanged. The Company determined that goodwill was not impaired for the years ended December 31, 2021 and 2020.

NOTE 7 — SHORT-TERM BORROWINGS AND CREDIT LINES

DOMESTIC CREDIT FACILITY

The Company has an unsecured, committed revolving credit facility (the “Credit Facility”) that provides for up to $500.0 million of borrowings, which is available for working capital and general corporate purposes, including a sublimit for the issuance of letters of credit. The Credit Facility matures on July 12, 2027. Interest, generally payable monthly, is based on the Company's option of either the secured overnight financing rate (“SOFR”) plus an applicable margin or a base rate. Base rate is defined as the highest of the following, plus an applicable margin:

- the administrative agent's prime rate;
- the higher of the federal funds rate or overnight bank funding rate set by the Federal Reserve Bank of New York, plus 0.50%; or
- the one-month SOFR plus 1.00%.

The applicable margin for SOFR loans will range from 1.00% to 1.50% based on the Company’s funded debt ratio. The applicable margin for base rate loans will range from 0.00% to 0.50% based on the Company’s funded debt ratio. A commitment fee ranging from 0.10% to 0.20% based on the Company's funded debt ratio is paid quarterly on the average daily unused commitment amount of the Credit Facility.



The agreement for the Credit Facility requires the Company to comply with a financial covenant to maintain a certain funded debt ratio. In addition, the agreement includes customary covenants that, among other things, limit or restrict the ability of the Company and its subsidiaries to incur additional indebtedness and liens, engage in mergers, acquisitions and dispositions, and engage in transactions with affiliates, as well as restrict the amount of certain payments, including dividends and share buybacks in the event the Company's funded debt ratio is greater than a set amount.

As of December 31, 2022, the Company was in compliance with all associated covenants and there was no balance outstanding under the Credit Facility. As of December 31, 2021 there was no balance outstanding under the credit agreement in effect for such period.

INTERNATIONAL CREDIT FACILITIES

The Company's European subsidiary has available an unsecured, committed line of credit, which is guaranteed by the Company, and provides for borrowing up to a maximum of €4.4 million (approximately US$4.7 million) as of December 31, 2022, with borrowings to accrue interest at a base rate plus 75 basis points.

As of December 31, 2022 and 2021 there was no balance outstanding.

NOTE 8 — ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31,	
(in thousands)	2022	2021
Sales reserves	$ 115,366	$ 98,998
Accrued salaries, bonus, paid time off and other benefits	99,524	121,074
Accrued import duties	30,847	17,272
Taxes other than income taxes payable	23,262	27,930
Product warranties	13,810	13,645
Other	45,950	37,566
	$ 328,759	$ 316,485

A reconciliation of product warranties is as follows:

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Balance at beginning of year	$ 13,645	$ 14,745	$ 14,466
Provision for warranty claims	3,627	2,179	3,033
Warranty claims	(3,163)	(2,917)	(3,128)
Other	(299)	(362)	374
Balance at end of year	$ 13,810	$ 13,645	$ 14,745



NOTE 9 — LEASES

The components of lease cost consisted of the following:

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Operating lease cost	$ 76,650	$ 71,996	$ 104,906
Variable lease cost	63,537	67,745	58,391
Short term lease cost	5,775	5,612	9,600
	$ 145,962	$ 145,353	$ 172,897

For the year ended December 31, 2022, operating lease costs included $0.8 million of ROU asset impairment charges related to underperforming retail locations, as well as a gain of $4.8 million from the completion of lease termination negotiations and settlements related to certain retail store closures in 2020 and 2022, primarily in the U.S. segment. For the year ended December 31, 2021, operating lease costs included $0.5 million of ROU asset impairment charges related to underperforming retail locations primarily in the EMEA. segment, as well as a gain of $8.6 million from the completion of lease termination negotiations and settlements related to certain 2020 retail store closures, primarily in the U.S. segment. For the year ended December 31, 2020, operating lease cost included $16.5 million of accelerated amortization for retail locations that permanently closed during 2020 for which the related lease liabilities had not been extinguished as of December 31, 2020 due to ongoing negotiations with the landlords. In addition, for the year ended December 31, 2020, operating lease cost included $7.0 million of ROU asset impairment charges related to underperforming retail locations primarily in the U.S. segment for the year ended December 31, 2020.

In the periods presented, lease concessions reducing variable lease expense were not material.

The following table presents supplemental cash flow information related to leases:

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$ 81,130	$ 83,827	$ 82,083
Operating lease liabilities arising from obtaining ROU assets[1]	$ 51,976	$ 53,168	$ 22,416
Reductions to ROU assets resulting from reductions to operating lease liabilities	$ 52	$ 118	$ 6,400

[1] Includes amounts added to the carrying amount of lease liabilities resulting from lease modifications and reassessments.

The following table presents supplemental balance sheet information related to leases:

	December 31,	
	2022	2021
Weighted average remaining lease term	6.02 years	5.72 years
Weighted average discount rate	4.21 %	3.25 %



The following table presents the future maturities of lease liabilities as of December 31, 2022:

(in thousands)	
2023	$ 79,832
2024	73,958
2025	64,814
2026	57,184
2027	48,000
Thereafter	100,685
Total lease payments	424,473
Less: imputed interest	(45,163)
Total lease liabilities	379,310
Less: current obligations	(68,685)
Long-term lease obligations	$ 310,625

As of December 31, 2022, the Company has additional operating lease commitments that have not yet commenced of $1.5 million. These leases will commence in 2023 with lease terms of approximately three to six years.



NOTE 10 — INCOME TAXES

INCOME TAX PROVISION

Consolidated income from operations before income taxes consisted of the following:

	Year Ended December 31,		
(in thousands)	2022	2021	2020
United States operations	$ 243,695	$ 318,306	$ 29,154
Foreign operations	153,715	133,205	110,369
Income before income tax	$ 397,410	$ 451,511	$ 139,523

The components of the provision for income taxes consisted of the following:

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Current:			
Federal	$ 52,503	$ 51,790	$ 18,435
State and local	11,191	14,429	4,929
Non-United States	25,615	33,825	26,897
	89,309	100,044	50,261
Deferred:			
Federal	(13,248)	(3,042)	(14,728)
State and local	(710)	(266)	(5,097)
Non-United States	10,619	667	1,074
	(3,339)	(2,641)	(18,751)
Income tax expense	$ 85,970	$ 97,403	$ 31,510

The following is a reconciliation of the statutory federal income tax rate to the effective rate reported in the financial statements:

	Year Ended December 31,		
(percent of income before tax)	2022	2021	2020
Provision for federal income taxes at the statutory rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal benefit	1.6	2.5	1.5
Non-United States income taxed at different rates	(0.4)	2.7	2.1
Foreign tax credits	—	(2.4)	(0.9)
Adjustment to deferred taxes	0.1	—	(1.2)
Global Intangible Low-Taxed Income	0.1	0.1	0.1
Research credits	(0.4)	(0.4)	(1.4)
Withholding taxes	0.2	(1.4)	0.5
Excess tax benefits from stock plans	—	(0.9)	(0.8)
Other	(0.6)	0.4	1.7
Actual provision for income taxes	21.6 %	21.6 %	22.6 %



DEFERRED INCOME TAX BALANCES

Significant components of the Company's deferred taxes consisted of the following:

	December 31,	
(in thousands)	2022	2021
Deferred tax assets:		
Accruals and allowances	$ 31,957	$ 40,518
Lease liability	89,742	81,012
Capitalized inventory costs	26,147	23,950
Sales reserves	16,897	13,881
Stock compensation	7,659	6,329
Net operating loss carryforwards	18,778	22,767
Depreciation and amortization	15,463	22,076
Tax credits	2,751	387
Other	10,902	2,164
Gross deferred tax assets	220,296	213,084
Valuation allowance	(19,649)	(22,502)
Net deferred tax assets	200,647	190,582
Deferred tax liabilities:		
Depreciation and amortization	(5,844)	(10,414)
Prepaid expenses	(2,892)	(3,447)
ROU lease asset	(78,274)	(68,148)
Deferred tax liability associated with future repatriations	(11,267)	(13,069)
Foreign currency	(8,351)	(3,383)
Gross deferred tax liabilities	(106,628)	(98,461)
Total net deferred taxes	$ 94,019	$ 92,121

The Company had foreign net operating loss carryforwards of $64.3 million as of December 31, 2022, all of which has an unlimited carryforward period. As of December 31, 2022 and 2021, the net operating losses result in deferred tax assets of $18.8 million and $22.8 million, respectively, and were subject to a valuation allowance of $18.8 million and $20.2 million, respectively.

As of December 31, 2022, the Company had accumulated undistributed earnings generated by the Company's foreign subsidiaries of $422.9 million. As a result of the Tax Cuts and Jobs Act, these earnings have been subject to U.S. tax, so any further taxes associated with such earnings would generally be limited to foreign withholding and state taxes. The Company has recorded a deferred tax liability for these, except in the jurisdictions where the Company intends to indefinitely reinvest the earnings.

UNRECOGNIZED TAX BENEFITS

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. The Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, China, France, Japan, South Korea, Switzerland, and the United States. The Company has effectively settled Canadian tax examinations of all years through 2012, United States tax examinations of all years through 2018, Japanese tax examinations of all years through 2019, France tax examinations of all years through 2016, Swiss tax examinations of all years through 2019, Italy tax examinations of all years through 2016, and China tax examinations of all years through 2018. The Korean National Tax Service concluded an audit of the



Company's 2009 through 2013 corporate income tax returns in 2014, an audit of the Company's 2014 corporate income tax return in 2016, and an audit of 2016 through 2020 corporate income tax returns in 2022. Due to the nature of the findings in the 2009 through 2014 audits, the Company has invoked the Mutual Agreement Procedures outlined in the United States-Korean income tax treaty. The Company does not anticipate that adjustments relative to these findings, or any other ongoing tax audits, will result in material changes to its financial condition, results of operations or cash flows. As of December 31, 2022, the Company was under audit in Canada for tax year 2018. Other than the findings and audits previously noted, the Company is not currently under examination in any other major jurisdiction.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Balance at beginning of year	$ 13,855	$ 14,493	$ 12,478
Increases related to prior year tax positions	234	355	1,903
Decreases related to prior year tax positions	(1,646)	(1,447)	(162)
Increases related to current year tax positions	1,355	883	906
Expiration of statute of limitations	(3,621)	(429)	(632)
Balance at end of year	$ 10,177	$ 13,855	$ 14,493

Due to the potential for resolution of income tax audits currently in progress, and the expiration of various statutes of limitation, it is reasonably possible that the unrecognized tax benefits balance may change within the twelve months following December 31, 2022 by a range of zero to $2.4 million. Open tax years, including those previously mentioned, contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenue and expenses or the sustainability of income tax credits for a given examination cycle.

Unrecognized tax benefits of $9.2 million, $12.9 million and $13.6 million would affect the effective tax rate if recognized as of December 31, 2022, 2021 and 2020, respectively.

The Company recognizes interest expense and penalties related to income tax matters in *Income tax expense*. The Company recognized a net decrease of accrued interest and penalties of $0.8 million in 2022, and a net increase of accrued interest and penalties of $0.3 million in 2021 and a net increase of accrued interest and penalties of $0.8 million in 2020, all of which related to uncertain tax positions. The Company had $1.8 million and $2.6 million of accrued interest and penalties related to uncertain tax positions as of December 31, 2022 and 2021, respectively.

NOTE 11 — RETIREMENT SAVINGS PLANS

401(K) PROFIT-SHARING PLAN

The Company has a 401(k) profit-sharing plan, which covers substantially all United States employees. Participation begins the first day of the quarter following completion of 30 days of service. The Company, with approval of the Board of Directors, may elect to make discretionary matching or non-matching contributions. Costs recognized for Company contributions to the plan were $13.3 million, $10.7 million and $10.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

DEFERRED COMPENSATION PLAN

The Company sponsors a nonqualified retirement savings plan for certain senior management employees whose contributions to the tax qualified 401(k) plan would be limited by provisions of the Internal Revenue Code. This plan allows participants to defer receipt of a portion of their salary and incentive compensation and to receive matching contributions for a portion of the deferred amounts. Costs recognized for Company matching contributions to the plan were immaterial for the years ended December 31, 2022, 2021 and 2020. Participants earn a return on their deferred compensation based on investment earnings of participant-



selected investments. Deferred compensation, including accumulated earnings on the participant-directed investment selections, is distributable in cash at participant-specified dates or upon retirement, death, disability, or termination of employment.

The Company has purchased specific money market and mutual funds in the same amounts as the participant-directed investment selections underlying the deferred compensation liabilities. These investment securities and earnings thereon, held in an irrevocable trust, are intended to provide a source of funds to meet the deferred compensation obligations, subject to claims of creditors in the event of the Company's insolvency. Changes in the market value of the participants' investment selections are recorded as an adjustment to the investments and as unrealized gains and losses in *SG&A expenses*. A corresponding adjustment of an equal amount is made to the deferred compensation liabilities and compensation expense, which is included in *SG&A expenses*.

As of December 31, 2022 and 2021, the long-term portion of the liability to participants under this plan was $20.5 million and $21.8 million, respectively, and was recorded in *Other long-term liabilities*. As of December 31, 2022 and 2021, the current portion of the participant liability was $0.7 million and $1.0 million, respectively, and was recorded in *Accrued liabilities*. As of December 31, 2022 and 2021, the fair value of the long-term portion of the investments related to this plan was $20.5 million and $21.8 million, respectively, and was recorded in *Other non-current assets*. As of December 31, 2022 and 2021, the current portion of the investments related to this plan was $0.7 million and $1.0 million, respectively, and was recorded in *Short-term investments*.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is involved in litigation and various legal matters arising in the normal course of business, including matters related to employment, retail, intellectual property, contractual agreements, and various regulatory compliance activities. Management has considered facts related to legal and regulatory matters and opinions of counsel handling these matters, and does not believe the ultimate resolution of these proceedings will have a material adverse effect on the Company's financial position, results of operations or cash flows.

INDEMNITIES AND GUARANTEES

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to customers, vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, (iv) executive severance arrangements, and (v) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying Consolidated Balance Sheets.

NOTE 13 — SHAREHOLDERS' EQUITY

Since the inception of the Company's stock repurchase plan in 2004 through December 31, 2022, the Company's Board of Directors has authorized the repurchase of $2.0 billion of the Company's common stock. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions, and generally settle subsequent to the trade date. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

Under this program as of December 31, 2022, the Company had repurchased 31.7 million shares at an aggregate purchase price



of $1,470.6 million and had $529.4 million remaining available. During the year ended December 31, 2022, the Company repurchased an aggregate of $286.9 million of common stock under this program.

NOTE 14 — STOCK-BASED COMPENSATION

At its Annual Meeting held on June 3, 2020, the Company's shareholders approved the Company's 2020 Stock Incentive Plan (the "2020 Plan"), and the 2020 Plan became effective on that date following such approval. The 2020 Plan replaced the Company's 1997 Stock Incentive Plan (the "Prior Plan") and no new awards will be granted under the Prior Plan. The terms and conditions of the awards granted under the Prior Plan will remain in effect with respect to awards granted under the Prior Plan. The Company has reserved 3.0 million shares of common stock for issuance under the 2020 Plan, plus up to an aggregate of 1.5 million shares of the Company's common stock that were previously authorized and available for issuance under the Prior Plan. As of December 31, 2022, 3,094,028 shares were available for future grants under the 2020 Plan.

The Company's Stock Incentive Plan allows for grants of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, and other stock-based or cash-based awards. The Company uses original issuance shares to satisfy share-based payments.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense consisted of the following:

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Cost of sales	$ 312	$ 313	$ 303
SG&A expenses	20,709	18,813	17,475
Pre-tax stock-based compensation expense	21,021	19,126	17,778
Income tax benefits	(4,867)	(4,465)	(4,015)
Total stock-based compensation expense, net of tax	$ 16,154	$ 14,661	$ 13,763

The Company realized a tax benefit for the deduction from stock-based award transactions of $3.6 million, $8.3 million and $4.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

STOCK OPTIONS

Options to purchase the Company's common stock are granted at exercise prices equal to or greater than the fair market value of the Company's common stock on the date of grant. Options generally vest and become exercisable ratably on an annual basis over a period of four years and expire ten years from the date of the grant.

The fair value of stock options is determined using the Black-Scholes model. Key inputs and assumptions used in the model include the exercise price of the award, the expected option term, the expected stock price volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. The option's expected term is derived from historical option exercise behavior and the option's terms and conditions, which the Company believes provide a reasonable basis for estimating an expected term. The expected volatility is estimated based on observations of the Company's historical volatility over the most recent term commensurate with the expected term. The risk-free interest rate is based on the United States Treasury yield approximating the expected term. The dividend yield is based on the expected cash dividend payouts.



The weighted average assumptions for stock options granted and resulting fair value is as follows:

	Year Ended December 31,		
	2022	2021	2020
Expected option term	4.36 years	4.35 years	4.39 years
Expected stock price volatility	25.38%	24.88%	21.19%
Risk-free interest rate	1.72%	0.54%	1.14%
Expected annual dividend yield	1.26%	1.09%	1.13%
Weighted average grant date fair value per stock option granted	$18.33	$17.95	$14.67

The following table summarizes stock option activity under the Plan:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value [(1)] *(in thousands)*
Options outstanding as of December 31, 2019	1,479,674	$ 66.74	7.11	$ 49,930
Granted	660,071	87.25		
Forfeited or expired	(78,163)	83.76		
Exercised	(142,419)	48.58		
Options outstanding as of December 31, 2020	1,919,163	74.45	7.19	29,489
Granted	687,772	95.90		
Forfeited or expired	(213,444)	89.96		
Exercised	(459,957)	62.58		
Options outstanding as of December 31, 2021	1,933,534	83.19	7.26	29,889
Granted	561,295	89.25		
Forfeited or expired	(223,813)	91.09		
Exercised	(116,109)	56.75		
Options outstanding as of December 31, 2022	2,154,907	$ 85.37	7.02	$ 13,929
Options vested and expected to vest as of December 31, 2022	2,070,905	$ 85.12	6.95	$ 13,855
Options exercisable as of December 31, 2022	958,748	$ 77.38	5.42	$ 12,735

(1) The aggregate intrinsic value above represents pre-tax intrinsic value that would have been realized if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price on that day.

Stock option compensation expense was $7.8 million, $6.9 million and $7.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, unrecognized costs related to outstanding stock options totaled $12.9 million, before any related tax benefit. The unrecognized costs related to stock options are being amortized over the related vesting period using the straight-line attribution method. These unrecognized costs related to stock options are being amortized over a weighted average period of 2.18 years. The aggregate intrinsic value of stock options exercised was $3.4 million, $19.2 million and $4.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The total cash received as a result of stock option exercises was $6.6 million, $28.8 million and $6.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.



RESTRICTED STOCK UNITS

Service-based restricted stock units are granted at no cost to key employees and generally vest over a period of four years. Performance-based restricted stock units are granted at no cost to certain members of the Company's senior executive team, excluding the Chief Executive Officer. Performance-based restricted stock units granted after 2009 generally vest over a performance period of between two and three years. Restricted stock units vest in accordance with the terms and conditions established by the Compensation Committee of the Board of Directors, and are based on continued service and, in some instances, on individual performance or Company performance or both.

The fair value of service-based and performance-based restricted stock units that are not eligible for dividends are valued at the closing price of the Company’s common stock on the date of grant, reduced by the present value of dividends not received during the vesting period. Other assumptions incorporated into the grant date fair value include the vesting period and the Company's expected annual dividend yield.

The weighted average assumptions for restricted stock units granted and resulting fair value are as follows:

	Year Ended December 31,		
	2022	2021	2020
Vesting period	3.71 years	3.77 years	3.79 years
Expected annual dividend yield	1.31%	1.04%	1.18%
Weighted average grant date fair value per restricted stock unit granted	$85.27	$96.07	$78.90

The following table summarizes the restricted stock unit activity under the Plan:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Unit
Restricted stock units outstanding as of December 31, 2019	405,104	$ 76.45
Granted	216,318	78.90
Vested[(1)]	(160,229)	68.72
Forfeited	(35,918)	79.36
Restricted stock units outstanding as of December 31, 2020	425,275	80.37
Granted	176,804	96.07
Vested[(1)]	(164,088)	75.61
Forfeited	(68,399)	86.38
Restricted stock units outstanding as of December 31, 2021	369,592	88.88
Granted	247,860	85.27
Vested[(1)]	(141,674)	87.64
Forfeited	(64,925)	89.29
Restricted stock units outstanding as of December 31, 2022	410,853	$ 87.07

(1) The number of vested units includes shares withheld by the Company to pay up to maximum statutory requirements to taxing authorities on behalf of the employee. For the years ended December 31, 2022, 2021 and 2020, the Company withheld 47,130, 56,792 and 54,543 shares, respectively, to satisfy $4.2 million, $5.8 million and $4.5 million of employees' tax obligations, respectively.

Restricted stock unit compensation expense was $13.2 million, $12.2 million and $10.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, unrecognized costs related to restricted stock units totaled $21.7 million, before any related tax benefit. The unrecognized costs related to restricted stock units are being amortized over the related vesting period using the straight-line attribution method. These unrecognized costs as of December 31, 2022 are



expected to be recognized over a weighted average period of 2.24 years. The total grant date fair value of restricted stock units vested was $12.4 million, $12.4 million and $11.0 million during the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 15 — EARNINGS PER SHARE

Earnings per share ("EPS") is presented on both a basic and diluted basis. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if outstanding securities or other contracts to issue common stock were exercised or converted into common stock.

A reconciliation of the common shares used in the denominator for computing basic and diluted EPS is as follows:

	Year Ended December 31,		
(in thousands, except per share amounts)	2022	2021	2020
Weighted average common shares outstanding, used in computing basic earnings per share	62,754	65,942	66,376
Effect of dilutive stock options and restricted stock units	216	473	396
Weighted average common shares outstanding, used in computing diluted earnings per share	62,970	66,415	66,772
Earnings per share:			
Basic	$ 4.96	$ 5.37	$ 1.63
Diluted	$ 4.95	$ 5.33	$ 1.62
Anti-dilutive common shares [1]	1,735	844	1,123

[1] Common stock related to stock options and service-based restricted stock units, and performance-based restricted stock were outstanding but were excluded from the computation of diluted EPS because their effect would be anti-dilutive under the treasury stock method or because the shares were subject to performance conditions that had not been met.



NOTE 16 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets is net of applicable taxes, and consists of unrealized gains and losses on available-for-sale securities, unrealized gains and losses on certain derivative transactions and foreign currency translation adjustments.

The following table sets forth the changes in *Accumulated other comprehensive income (loss)*:

(in thousands)	Available-for-sale securities	Derivative transactions	Foreign currency translation adjustments	Total
Balance as of December 31, 2019	$ (4)	$ 9,482	$ (13,903)	$ (4,425)
Other comprehensive income (loss) before reclassifications	4	(7,218)	24,078	16,864
Amounts reclassified from accumulated other comprehensive income (loss) [1]	—	(11,633)	—	(11,633)
Net other comprehensive income (loss)	4	(18,851)	24,078	5,231
Balance as of December 31, 2020	—	(9,369)	10,175	806
Other comprehensive income (loss) before reclassifications	—	16,113	(24,465)	(8,352)
Amounts reclassified from accumulated other comprehensive income (loss) [1]	—	3,170	—	3,170
Net other comprehensive income (loss)	—	19,283	(24,465)	(5,182)
Balance as of December 31, 2021	—	9,914	(14,290)	(4,376)
Other comprehensive income (loss) before reclassifications	(451)	20,724	(38,137)	(17,864)
Amounts reclassified from accumulated other comprehensive income (loss) [1]	451	(8,848)	—	(8,397)
Net other comprehensive income (loss)	—	11,876	(38,137)	(26,261)
Balance as of December 31, 2022	$ —	$ 21,790	$ (52,427)	$ (30,637)

[1] Amounts reclassified are recorded in *Net sales*, *Cost of sales*, or *Other non-operating income (expense), net* on the Consolidated Statements of Operations. Refer to Note 18 for further information regarding reclassifications.



NOTE 17 — SEGMENT INFORMATION

The Company has four reportable geographic segments: U.S., LAAP, EMEA, and Canada, which are reflective of the Company's internal organization, management and oversight structure. Each geographic segment operates predominantly in one industry: the design, development, marketing, and distribution of outdoor, active and lifestyle products, including apparel, footwear, accessories, and equipment. Intersegment net sales and intersegment profits, which are recorded at a negotiated mark-up and eliminated in consolidation, are not material. Unallocated corporate expenses consist of expenses incurred by centrally-managed departmental functions, including consumer digital technology, certain supply chain functions, finance, human resources and legal, as well as executive compensation, unallocated benefit program expense, goodwill and intangible asset impairment charges, and other miscellaneous costs.

The following tables present financial information for the Company's reportable segments:

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Net sales to unrelated entities:			
U.S.	$ 2,302,246	$ 2,060,300	$ 1,603,783
LAAP	473,866	465,499	424,489
EMEA	438,554	382,060	298,907
Canada	249,486	218,543	174,375
	$ 3,464,152	$ 3,126,402	$ 2,501,554
Segment operating income			
U.S.	$ 519,812	$ 536,475	$ 250,485
LAAP	47,025	42,025	35,875
EMEA	80,192	65,496	31,235
Canada	52,957	52,731	37,620
Total segment operating income	699,986	696,727	355,215
Unallocated corporate expenses	(306,882)	(246,223)	(218,166)
Interest income, net	2,713	1,380	435
Other non-operating income (expense), net	1,593	(373)	2,039
Income before income tax	$ 397,410	$ 451,511	$ 139,523
Depreciation and amortization expense:			
U.S.	$ 20,428	$ 21,098	$ 25,852
LAAP	4,984	5,733	5,756
EMEA	3,066	3,423	3,739
Canada	2,461	2,586	2,825
Unallocated corporate expense	23,813	23,082	25,244
	$ 54,752	$ 55,922	$ 63,416



(in thousands)	December 31, 2022		2021	
Accounts receivable, net:				
U.S.	$	280,199	$	265,731
LAAP		87,391		85,696
EMEA		107,626		79,942
Canada		72,345		56,434
	$	547,561	$	487,803
Inventories:				
U.S.	$	747,762	$	455,960
LAAP		105,158		77,620
EMEA		98,777		65,263
Canada		76,848		46,536
	$	1,028,545	$	645,379
Property, plant and equipment, net:				
U.S.	$	233,382	$	232,610
Canada		25,350		24,898
All other countries		32,482		33,580
	$	291,214	$	291,088

NOTE 18 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In the normal course of business, the Company's financial position, results of operations and cash flows are routinely subject to a variety of risks. These risks include risks associated with financial markets, primarily currency exchange rate risk and, to a lesser extent, interest rate risk and equity market risk. The Company regularly assesses these risks and has established policies and business practices designed to mitigate them. The Company does not engage in speculative trading in any financial market.

The Company actively manages the risk of changes in functional currency equivalent cash flows resulting from anticipated non-functional currency denominated purchases and sales. Subsidiaries that use European euros, Canadian dollars, Japanese yen, Chinese renminbi, or Korean won as their functional currency are primarily exposed to changes in functional currency equivalent cash flows from anticipated United States dollar inventory purchases. Subsidiaries that use United States dollars and euros as their functional currency also have non-functional currency denominated sales for which the Company hedges the Canadian dollar and British pound sterling. The Company seeks to manage these risks by using currency forward contracts formally designated and effective as cash flow hedges. Hedge effectiveness is generally determined by evaluating the ability of a hedging instrument's cumulative change in fair value to offset the cumulative change in the present value of expected cash flows on the underlying exposures. Time value components ("forward points") for forward contracts are included in the fair value of the cash flow hedge. These costs or benefits will be included in *Accumulated other comprehensive income (loss)* until the underlying hedge transaction is recognized in either *Net sales* or *Cost of sales*, at which time, the forward points will also be recognized as a component of *Net income*.

The Company also uses currency forward contracts not formally designated as hedges to manage the consolidated currency exchange rate risk associated with the remeasurement of non-functional currency denominated monetary assets and liabilities by subsidiaries that use United States dollars, euros, Canadian dollars, yen, renminbi, or won as their functional currency. Non-functional currency denominated monetary assets and liabilities consists of cash and cash equivalents, short-term investments, receivables, payables, deferred income taxes, and intercompany loans and dividends. The gains and losses generated on these currency forward contracts not formally designated as hedges are expected to be largely offset in *Other non-operating income*



(expense), net by the gains and losses generated from the remeasurement of the non-functional currency denominated monetary assets and liabilities.

The following table presents the gross notional amount of outstanding derivative instruments:

	December 31,	
(in thousands)	**2022**	**2021**
Derivative instruments designated as cash flow hedges:		
Currency forward contracts	$ 514,365	$ 485,083
Derivative instruments not designated as hedges:		
Currency forward contracts	448,838	267,982

As of December 31, 2022, $22.8 million of deferred net gains on both outstanding and matured derivatives recorded in *Accumulated other comprehensive income (loss)* are expected to be reclassified to *Net income* during the next twelve months as a result of underlying hedged transactions also being recorded in *Net sales, Cost of sales, or Other non-operating income (expense), net* in the Consolidated Statements of Operations. When outstanding derivative contracts mature, actual amounts ultimately reclassified to *Net sales, Cost of sales, or Other non-operating income (expense), net* in the Consolidated Statements of Operations are dependent on United States dollar exchange rates in effect against the euro, pound sterling, renminbi, Canadian dollar, won, and yen as well as the euro exchange rate in effect against the pound sterling.

As of December 31, 2022, the Company's derivative contracts had a remaining maturity of less than three years. The maximum net exposure to any single counterparty, which is generally limited to the aggregate unrealized gain of all contracts with that counterparty, was $7.5 million as of December 31, 2022. All of the Company's derivative counterparties have credit ratings that are investment grade or higher. The Company is a party to master netting arrangements that contain features that allow counterparties to net settle amounts arising from multiple separate derivative transactions or net settle in the case of certain triggering events such as a bankruptcy or major default of one of the counterparties to the transaction. The Company has not pledged assets or posted collateral as a requirement for entering into or maintaining derivative positions.

The following table presents the balance sheet classification and fair value of derivative instruments:

		December 31,	
(in thousands)	**Balance Sheet Classification**	**2022**	**2021**
Derivative instruments designated as cash flow hedges:			
Derivative instruments in asset positions:			
Currency forward contracts	Prepaid expenses and other current assets	$ 20,306	$ 7,927
Currency forward contracts	Other non-current assets	7,153	10,142
Derivative instruments in liability positions:			
Currency forward contracts	Accrued liabilities	1,249	2,545
Currency forward contracts	Other long-term liabilities	1,770	318
Derivative instruments not designated as cash flow hedges:			
Derivative instruments in asset positions:			
Currency forward contracts	Prepaid expenses and other current assets	3,027	1,470
Derivative instruments in liability positions:			
Currency forward contracts	Accrued liabilities	2,533	1,027



The following table presents the statement of operations effect and classification of derivative instruments:

(in thousands)	Statement Of Operations Classification	Year Ended December 31,		
		2022	2021	2020
Currency Forward Contracts:				
Derivative instruments designated as cash flow hedges:				
Gain (loss) recognized in other comprehensive income (loss), net of tax	—	$ 20,724	$ 16,113	$ (7,218)
Gain (loss) reclassified from accumulated other comprehensive income (loss) to income for the effective portion	Net sales	(146)	(448)	191
Gain (loss) reclassified from accumulated other comprehensive income (loss) to income for the effective portion	Cost of sales	12,100	(4,072)	14,495
Gain reclassified from accumulated other comprehensive income (loss) to income as a result of cash flow hedge discontinuance	Other non-operating income (expense), net	320	451	817
Derivative instruments not designated as cash flow hedges:				
Loss recognized in income	Other non-operating income (expense), net	(1,955)	(608)	(2,865)

NOTE 19 — FAIR VALUE MEASURES

Certain assets and liabilities are reported at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants, under a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1 — observable inputs such as quoted prices for identical assets or liabilities in active liquid markets;

Level 2 — inputs, other than the quoted market prices in active markets, that are observable, either directly or indirectly; or observable market prices in markets with insufficient volume or infrequent transactions; and

Level 3 — unobservable inputs for which there is little or no market data available, that require the reporting entity to develop its own assumptions.

The Company's assets and liabilities measured at fair value are categorized as Level 1 or Level 2 instruments. Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from inputs, other than quoted market prices in active markets, that are directly or indirectly observable in the marketplace and quoted prices in markets with limited volume or infrequent transactions.



Assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 are as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 120,481	$ —	$ —	$ 120,481
Short-term investments:				
Money market funds	80	—	—	80
Mutual fund shares	642	—	—	642
Prepaid expenses and other current assets:				
Derivative financial instruments	—	23,333	—	23,333
Other non-current assets:				
Money market funds	1,456	—	—	1,456
Mutual fund shares	19,026	—	—	19,026
Derivative financial instruments	—	7,153	—	7,153
Total assets measured at fair value	$ 141,685	$ 30,486	$ —	$ 172,171
Liabilities:				
Accrued liabilities:				
Derivative financial instruments	$ —	$ 3,782	$ —	$ 3,782
Other long-term liabilities:				
Derivative financial instruments	—	1,770	—	1,770
Total liabilities measured at fair value	$ —	$ 5,552	$ —	$ 5,552



Assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 are as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 2,677	$ —	$ —	$ 2,677
Short-term investments:				
Available-for-sale short-term investments:[1]				
U.S. Government treasury bills	—	130,168	—	130,168
Other short-term investments:				
Money market funds	73	—	—	73
Mutual fund shares	904	—	—	904
Prepaid and other current assets:				
Derivative financial instruments	—	9,397	—	9,397
Other non-current assets:				
Money market funds	2,219	—	—	2,219
Mutual fund shares	19,606	—	—	19,606
Derivative financial instruments	—	10,142	—	10,142
Total assets measured at fair value	$ 25,479	$ 149,707	$ —	$ 175,186
Liabilities:				
Accrued liabilities:				
Derivative financial instruments	$ —	$ 3,572	$ —	$ 3,572
Other long-term liabilities:				
Derivative financial instruments	—	318	—	318
Total liabilities measured at fair value	$ —	$ 3,890	$ —	$ 3,890

[1] Available-for-sale short-term investments have remaining maturities of less than one year.

NON-RECURRING FAIR VALUE MEASUREMENTS

The Company measured the fair value of certain retail store long-lived assets consisting of property, plant and equipment, certain trademark intangible assets and goodwill, and lease ROU assets as part of impairment testing for the year ended December 31, 2022. The inputs used to measure the fair value of these assets are primarily unobservable inputs and, as such, considered Level 3 fair value measurements. Refer to Notes 5, 6 and 9 herein for discussion of impairment charges.



ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report. These disclosure controls and procedures require information to be disclosed in our Exchange Act reports to be (1) recorded, processed, summarized, and reported in a timely manner and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer.

Based on our evaluation, we, including our Chief Executive Officer and Chief Financial Officer, have concluded that as of December 31, 2022 our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we have assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*. Based on our assessment, we, including our Chief Executive Officer and Chief Financial Officer, have concluded our internal control over financial reporting is effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report, which is included in Part II, Item 8 in this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.



PART III

ITEM 10. DIRECTORS, EXECUTIVES OFFICERS AND CORPORATE GOVERNANCE

The sections of our 2023 Proxy Statement entitled "PROPOSAL 1: ELECTION OF DIRECTORS," "CORPORATE GOVERNANCE - Oversight Documents - Code of Business Conduct and Ethics," and "CORPORATE GOVERNANCE - Board Structure - Committees" are incorporated herein by reference.

Information regarding our executive officers is included in Part I under "Information About Our Executive Officers" of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The sections of our 2023 Proxy Statement entitled "EXECUTIVE COMPENSATION," "DIRECTOR COMPENSATION," "CORPORATE GOVERNANCE - Board Structure - Committees - Compensation Committee - Compensation Committee Interlocks and Insider Participation" and "COMPENSATION COMMITTEE REPORT" are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The sections of our 2023 Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EQUITY COMPENSATION PLAN INFORMATION" are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The sections of our 2023 Proxy Statement entitled "CORPORATE GOVERNANCE - Certain Relationships and Related Person Transaction" and "CORPORATE GOVERNANCE - Board Structure - Independence" are incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The sections of our 2023 Proxy Statement entitled "PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Principal Accountant Fees and Services" and "PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - Pre-Approval Policy" are incorporated herein by reference.



PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

***(a)(1) and (a)(2) Financial Statements* |** The Financial Statements of Columbia and Supplementary Data filed as part of this Annual Report on Form 10-K are on pages 36 to 74 of this Annual Report on Form 10-K. The financial statement schedule required to be filed by Item 8 of this Annual Report on Form 10-K and paragraph (b) of this Item 15 is included below.

***(a)(3)* |** See Exhibit Index below for a description of the documents that are filed as Exhibits to this Annual Report on Form 10-K or incorporated herein by reference.

Schedule II

Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions[1]	Other[2]	Balance at End of Period
Allowance for doubtful accounts:					
Year Ended December 31, 2022	$ 8,893	$ (2,044)	$ (980)	$ (426)	$ 5,443
Year Ended December 31, 2021	$ 21,810	$ (10,758)	$ (210)	$ (1,949)	$ 8,893
Year Ended December 31, 2020	$ 8,925	$ 19,156	$ (7,991)	$ 1,720	$ 21,810

[1] Charges to the accounts included in this column are for the purposes for which the reserves were created.
[2] Amounts included in this column primarily relate to foreign currency translation.

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Columbia or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement.

These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Columbia may be found elsewhere in this Annual Report on Form 10-K and Columbia's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.



Exhibit No.	Exhibit Name
3.1	Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939).
3.1(a)	Amendment to Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002) (File No. 000-23939).
3.1(b)	Second Amendment to Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018) (File No. 000-23939).
3.2	2023 Amended and Restated Bylaws of Columbia Sportswear Company (incorporated by reference to exhibit 3.2 to the Company's Form 8-K filed on February 1, 2023) (File No. 000-23939).
4.1	See Article II of Exhibit 3.1, as amended, and Article I of Exhibit 3.2.
4.2	Description of the Registrant's Securities Registered under Section 12 of the Exchange Act of 1934.
+ 10.1	Columbia Sportswear Company 1997 Stock Incentive Plan, as amended (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017) (File No. 000-23939).
† 10.2	Subscription and Shareholders' Agreement, dated August 6, 2012, by and among CSMM Hong Kong Limited, SCCH Limited, Columbia Sportswear Company and Swire Resources Limited (incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012) (File No. 000-23939).
10.3	Share Purchase Agreement, dated April 28, 2014, by and among Columbia Sportswear Company, prAna Living, LLC, the Shareholders of prAna Living, LLC and Steelpoint Capital Advisors, LLC as the shareholder representative (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014) (File No. 000-23939).
+ 10.4	Employment Offer Letter from Columbia Sportswear Company to Franco Fogliato (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017) (File No. 000-23939).
+ 10.5(a)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after January 23, 2009 (incorporated by reference to exhibit 10.2(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008) (File No. 000-23939).
+ 10.5(b)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after June 7, 2012 (incorporated by reference to exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012) (File No. 000-23939).
+ 10.5(c)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after July 20, 2017 (incorporated by reference to exhibit 10.2(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 2017) (File No. 000-23939).
+ 10.5(d)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after January 24, 2019 (incorporated by reference to exhibit 10.5(e) to the Company's annual Report on Form 10-K for the year ended December 31, 2018) (File No. 000-23939).
+ 10.6	Form of Restricted Stock Unit Award Agreement for restricted stock units granted on or after June 7, 2012 (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012) (File No. 000-23939).
+ 10.6(a)	Form of Restricted Stock Unit Award Agreement for restricted stock units granted on or after July 20, 2017 (incorporated by reference to exhibit 10.2(l) to the Company's Annual Report on Form 10-K for the year ended December 31, 2017) (File No. 000-23939).
+ 10.6(b)	Form of Restricted Stock Unit Award Agreement for restricted stock units granted on or after January 24, 2019 (incorporated by reference to exhibit 10.6(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2018) (File No. 000-23939).
+ 10.7	Columbia Sportswear Company 401(k) Excess Plan (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939).
+ 10.7(a)	Columbia Sportswear Company 401(k) Excess Plan, as amended (incorporated by reference to exhibit 10.7(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2018) (File No. 000-23939).
+ 10.7(b)	Columbia Sportswear Company 401(k) Excess Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020) (File No. 000-23939).
+ 10.8	Columbia Sportswear Company 401(k) Excess Retirement Plan (incorporated by reference to exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021) (File No. 000-23939).
+ 10.9	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after December 17, 2013 (incorporated by reference to exhibit 10.2(l) to the Company's Annual Report on Form 10-K for the year ended December 31, 2013) (File No. 000-23939).
+ 10.9(a)	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after January 24, 2019 (incorporated by reference to exhibit 10.8(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2018) (File No. 000-23939).
+ 10.10	Form of Long-Term Incentive Cash Award Agreement for cash awards granted under the Company's 1997 Stock Incentive Plan, on or after December 17, 2013 (incorporated by reference to exhibit 10.2(m) to the Company's Annual Report on Form 10-K for the year ended December 31, 2013) (File No. 000-23939).



Exhibit No.	Exhibit Name
+ 10.10(a)	Form of Long-Term Incentive Cash Award Agreement for cash awards granted under the Company's 1997 Stock Incentive Plan on or after January 24, 2019 (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019) (File 000-23939).
+ 10.11	Long Term Cash Incentive Plan of Columbia Sportswear Company, effective January 1, 2019 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019) (File No. 000-23939).
+ 10.12	Form of Long-Term Incentive Cash Award Agreement for cash awards granted under the Company's Long-Term Incentive Cash Plan granted on or after January 1, 2019 (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019) (File No. 000-23939).
+ 10.13	Executive Incentive Compensation Plan, as amended (incorporated by reference to exhibit 10.3 to the Company's Quarterly report on Form 10-Q for the quarterly period ended March 31, 2019) (File No. 000-23939).
+ 10.14	Columbia Sportswear Company Second Amendment Change in Control Severance Plan (incorporated by reference to exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017) (File No. 000-23939).
10.15	Amended and Restated Credit Agreement dated April 17, 2019 among Columbia Sportswear Company, Wells Fargo Bank, National Association, as the administrative agent for the lenders and as a lender, and Bank of America, N.A., as a lender (incorporated by reference to the Company's Form 8-K filed on April 22, 2019) (File No. 000-23939).
10.16	First Amendment to Amended and Restated Credit Agreement dated March 26, 2020, among Columbia Sportswear Company, Wells Fargo Bank, National Association, as the administrative agent for the lenders and as a lender, and Bank of America, N.A., as a lender (incorporated by reference to exhibit 10.1 to the Company's Form 8-K filed on April 1, 2020) (File No. 000-23939).
10.17	Second Amended and Restated Credit Agreement dated April 15, 2020, among Columbia Sportswear Company, Wells Fargo Bank, National Association, as the administrative agent for the lenders and as a lender, and Bank of America, N.A., as a lender (incorporated by reference to exhibit 10.1 to the Company's Form 8-K filed on April 16, 2020) (File No. 000-23939).
10.18	First Amendment to Second Amended and Restated Credit Agreement, entered into as of July 10, 2020, among Columbia Sportswear Company, Wells Fargo Bank, National Association, as the administrative agent for the lenders and as a lender, and Bank of America, N.A., as a lender (incorporated by reference to exhibit 10.1 to the Company's Form 8-K filed on July 14, 2020) (File No. 000-23939).
10.19	Credit Agreement dated December 30, 2020, among Columbia Sportswear Company, JPMorgan Chase Bank, National Association, as the administrative agent for the lenders and as a lender, and the other lenders party thereto (incorporated by reference to exhibit 10.1 to the Company's Form 8-K filed on January 4, 2021) (File No. 000-23939).
10.20	Credit Agreement dated July 12, 2022, among Columbia Sportswear Company, JPMorgan Chase Bank, National Association, as the administrative agent for the lenders and as a lender, and the other lenders party thereto. (incorporated by reference to exhibit 10.1 to the Company's Form 8-K, filed on July 18, 2022) (File No. 000-23939).
* 10.21	Form of Indemnity Agreement for Directors (incorporated by reference to exhibit 10.17 to the Company's Registration Statement Filed on Form S-1 filed on December 24, 1997) (File No. 333-43199).
+ 10.21(a)	Form of Indemnity Agreement for Directors and Executive Officers (incorporated by reference to exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004) (File No. 000-23939).
+ 10.22	1999 Employee Stock Purchase Plan, as amended (incorporated by reference to exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939).
+ 10.23	Tax Differential on Supplemental Wages Agreement, dated November 1, 2019, by and between Columbia Sportswear Company and Franco Fogliato (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019) (File No. 000-23939).
10.24	Columbia Sportswear 2020 Stock Incentive Plan ("2020 Stock Incentive Plan") (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8, filed on June 4, 2020) (File No. 333-238935).
10.25	Form of Nonstatutory Stock Option Agreement for stock options granted under the Company's 2020 Stock Incentive Plan (incorporated by reference to exhibit 10.2 to the Company's Form 8-K, filed on June 4, 2020) (File No. 000-23939).
10.26	Form of Restricted Stock Units Award Agreement for restricted stock units granted under the Company's 2020 Stock Incentive Plan (incorporated by reference to exhibit 10.3 to the Company's Form 8-K, filed on June 4, 2020) (File No. 000-23939).
10.27	Form of Performance-Based Restricted Stock Units Award Agreement for performance-based restricted stock units granted under the Company's 2020 Stock Incentive Plan (incorporated by reference to exhibit 10.4 to the Company's Form 8-K, filed on June 4, 2020) (File No. 000-23939).
10.28	Form of Long-Term Incentive Cash Award Agreement for cash awards granted under the Company's 2020 Stock Incentive Plan (incorporated by reference to exhibit 10.5 to the Company's Form 8-K, filed on June 4, 2020) (File No. 000-23939).
10.29	Form of Long-Term Incentive Cash Award Agreement for cash awards granted under the Company's 2020 Stock Incentive Plan on or after April 21, 2022.
10.30	Form of Performance-Based Restricted Stock Units Award Agreement for performance-based restricted stock units granted under the Company's 2020 Stock Incentive Plan on or after April 21, 2022.
21.1	Subsidiaries of the Company.



Exhibit No.	Exhibit Name
23.1	Consent of Deloitte & Touche LLP.
31.1	Rule 13a-14(a) Certification of Timothy P. Boyle, Chairman, President and Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Jim A. Swanson, Executive Vice President and Chief Financial Officer.
32.1	Section 1350 Certification of Timothy P. Boyle, Chairman, President and Chief Executive Officer.
32.2	Section 1350 Certification of Jim A. Swanson, Executive Vice President and Chief Financial Officer.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File, formatted as Inline XBRL and contained in Exhibit 101

+ Management Contract or Compensatory Plan

† Confidential treatment has been granted for certain portions omitted from this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Confidential portions of this exhibit have been separately filed with the Securities and Exchange Commission.

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-43199).

ITEM 16. FORM 10-K SUMMARY

None.



SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLUMBIA SPORTSWEAR COMPANY

Date:	February 23, 2023	By:	/s/ JIM A. SWANSON
			Jim A. Swanson
			Executive Vice President and Chief Financial Officer
			(Duly Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

SIGNATURE		TITLE
/s/	TIMOTHY P. BOYLE	
	Timothy P. Boyle	*Chairman, President and Chief Executive Officer (Principal Executive Officer)*
/s/	JIM A. SWANSON	
	Jim A. Swanson	*Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)*
/s/	STEPHEN E. BABSON	
	Stephen E. Babson	*Director*
/s/	ANDY D. BRYANT	
	Andy D. Bryant	*Director*
/s/	JOHN W. CULVER	
	John W. Culver	*Director*
/s/	KEVIN MANSELL	
	Kevin Mansell	*Director*
/s/	RONALD E. NELSON	
	Ronald E. Nelson	*Director*
/s/	SABRINA L. SIMMONS	
	Sabrina L. Simmons	*Director*
/s/	CHRISTIANA SMITH SHI	
	Christiana Smith Shi	*Director*
/s/	MALIA H. WASSON	
	Malia H. Wasson	*Director*

Date: February 23, 2023


This page intentionally left blank



This page intentionally left blank


This page intentionally left blank

WE CONNECT ACTIVE PEOPLE WITH THEIR PASSIONS.


Columbia


SOREL


MOUNTAIN
HARD
WEAR


prAna


Columbia
Sportswear Company